INVESTOR DISCLOSURE PACKET

Renovare Development LLC

(a Michigan limited liability company)

$250,000

Promissory Notes

Renovare Development LLC

42 Watson Suite B

Detroit, MI 48201

February 24, 2022

Updated May 31, 2022

TABLE OF CONTENTS

FORM C

Required Company Disclosures

Purpose of This Form

A Company that wants to raise money using Regulation Crowdfunding must give certain information to prospective Investors, so Investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations. In some cases, we've provided instructions for the Company completing this form.

§227.201(a) – Basic Information About the Company

Name of Company	Renovare Development, LLC
State of Organization (not necessarily where the Company operates, but the State in which the Company was formed)	Michigan
Date Company Was Formed (from the Company's Certificate of Incorporation)	August 09, 2018
Kind of Entity (Check One)	_____ Corporation __X___ Limited liability company _____ Limited Partnership
Street Address	42 Watson Suite B Detroit, MI 48201
Website Address	www.renovaredevelopment.com

Company Instructions

A company may create a separate entity to raise money in an offering, so that investors are investing in the separate entity rather than in the company itself. The result is that the company itself will have only one investor – the SPV – added to its cap table rather than all the individual investors in the offering. An SPV of this kind is subject to special rules and limitations.

Will the Company use a special purpose vehicle (SPV) in this offering?

YES _____

NO _____X_____

§227.201(b) – Directors and Officers of the Company

Company Instructions

This question asks for information about each person who is an officer and director of the Company. By "officer," we mean a President, Vice-President, Secretary, Treasurer, Chief Financial Officer, Comptroller, or Chief Accounting Officer.

● Include anyone who serves in the role of an officer or director even if he or she doesn't have the title.
● If your Company is a limited liability company, include any individual who is a manager or an officer. If your LLC is managed by its members, include all members.
● If your Company is a general partnership, include any individual who is a general partner or an officer.
● Include officers and directors of the SPV if you are using one (and if they are different).

Person #1

Name	Jill Ferrari	
All positions with the Company and How Long for Each Position	**Position:** Manager	**How Long:** Since August 09, 2018
Business Experience During Last Three Years (Brief Description)	Real estate development - assembling property and packaging entitlements and financing for development.	
Principal Occupation During Last Three Years	Managing Partner of Renovare Development	
Has this Person Been Employed by Anyone Else During the Last Three Years?	___X___ Yes _____ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:** Shelborne Development	**Business:** Real Estate Development

Person #2

Name	Shannon Morgan	
All positions with the Company and How Long for Each Position	**Position:** Manager	**How Long:** Since August 09, 2018
Business Experience During Last Three Years (Brief Description)	Real estate development - assembling property and packaging entitlements and financing for development	
Principal Occupation During Last Three Years	Managing Partner of Renovare Development	
Has this Person Been Employed by Anyone Else During the Last Three Years?	___X___ Yes _____ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:** Shelborne Development	**Business:** Real Estate Development

Person #3

Name	Scott Malvich	
All positions with the Company and How Long for Each Position	**Position:** Manager	**How Long:** Since December 2021
Business Experience During Last Three Years (Brief Description)	Director of Information Technology - Operations	
Principal Occupation During Last Three Years	Director of Technology for Guardian Industries	

Has this Person Been Employed by Anyone Else During the Last Three Years?	__X__ Yes _____ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:** Guardian Industries	**Business:** Manufacturing

§227.201(c) – Each Person Who Owns 20% or More of the Voting Power

Company Instructions

This question asks for the name of each person who owns 20% or more of the voting power of the Company.

This should be based on current ownership at the time you're filling in this form, *not* based on the ownership that will exist after your offering.

- If your Company is a corporation, make the 20% calculation based on who has the right to vote for the election of directors.
- If your Company is a limited liability company managed by its members, make the 20% calculation based on who has the right to make decisions.
- If your Company is a limited liability company managed by one or more managers, the manager(s) typically hold the "voting power."
- If your Company is a limited partnership, the general partner(s) typically hold the "voting power."

Name	Jill Ferrari
Name	Shannon Morgan
Name	Scott Malvich

§227.201(d) – The Company's Business and Business Plan

Who we are

We are a majority woman-owned, social impact real estate development company. We focus on transformational mixed-use projects in urban areas and rural main streets that meet community needs. And we prioritize projects that are located in Opportunity Zones.[1]

We are committed to the successful completion of transformational mixed-use real estate development projects in urban neighborhoods and rural main streets. Our approach involves close collaboration with municipal partners on site selection and the assemblage of qualified team members with a goal to produce high quality products, on time and within budget.

Our long-term experience includes private real estate, government roles and nonprofit community development. This varied experience provides us with the broad perspective necessary for the social impact projects we are attempting to develop. We maintain a broad network of municipal contacts and professional service providers that help us to access redevelopment opportunities throughout the State of Michigan.

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[1] https://www.irs.gov/credits-deductions/opportunity-zones-frequently-asked-questions

The problem we're tackling

- There is a demonstrated demand for attainable ("workforce") housing.[2]
- Housing costs have skyrocketed, making it difficult for working families to find affordable homes.[3]
- Employers are curtailing expansion and growth due to the lack of housing available for new employees.[4]
- Main street amenities are a key driver of economic growth in many rural communities.[5]

Our business model

Renovare Development LLC (the "Company" or "Renovare") is based in Michigan and was launched in May 2019, with the goal of focusing on transformational projects in urban communities and rural Michigan main streets.[6]

Renovare applies an approach to development that includes intense collaboration with municipal partners and strategic leveraging of local, state and federal incentives and funding programs to minimize long-term debt and support sustainable cash flow. Our approach includes a deep commitment to building quality teams, with a goal of completing projects on time and within budget. Our developments are planned to be inclusive and provide comprehensive solutions for affordable housing and economic development to local communities.

The founding Managing Partners of Renovare Development, Jill Ferrari and Shannon Morgan, have significant experience in real estate development, including brownfield redevelopment, market rate and affordable housing, neighborhood commercial development and ownership and asset management of Low Income Housing Tax Credit properties. With over fifty years of combined experience, our female-led team presents a perspective and approach to sustainable and equitable development that is driven by local community needs.

Renovare's pipeline includes various project types and product mixes designed to provide consistent cash flow for the organization and long-term net value in the real estate portfolio. Project types include mixed-use, affordable and workforce multifamily housing, attainable single-family housing and community-centric commercial uses ranging from $4 million to $19 million in total development costs. While there is no formal definition for "attainable" or "workforce" housing, some industry experts have applied this

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[2] https://www.millionacres.com/real-estate-investing/workforce-housing-most-important-niche-multifamily/
[3] https://www.ippr.org/news-and-media/press-releases/revealed-working-family-poverty-hits-record-high-fuelled-by-rising-housing-costs-and-childcare-challenges
[4] https://www.multifamilyexecutive.com/design-development/housing-shortage-stalls-economic-growth-prices-out-workers_o
[5] https://www.brookings.edu/research/why-main-streets-are-a-key-driver-of-equitable-economic-recovery-in-rural-america/
[6] https://renovaredevelopment.com/

definition to housing that is priced for families between 80% and 120% of Area Median Income.[7][8][9] Many communities have developed their own definition of "attainable" housing. We have defined "attainable" housing as housing where the housing cost and utilities make up no more than 30% of the gross household income for households earning up to 120% of the Area Median Income. Site plans and conceptuals have been developed for a planned immediate pipeline of five projects described in "Project Pipeline."

The Company applies the following selection criteria when choosing development projects to pursue:

- Will the project provide comprehensive solutions to community housing and economic development needs?
- Can the community be engaged in the design of the project?
- Is the project consistent with an existing community plan?
- Does the project include resilient and sustainable design features?
- Is the project design based on current data for demand and affordability?

Our market

The Company targets downtown corridors located within Opportunity Zones in rural areas and urban cities. Our goal is to work closely and collaboratively with the State of Michigan and local municipalities on sites they have determined to be redevelopment ready through the Redevelopment Ready Communities (RRC) Program.[10] We prioritize sites where opportunities exist to leverage funds and other resources through local Main Streets, Downtown Development Authorities, Brownfield Redevelopment Authorities and other agencies and partners.[11][12][13]

Treating municipal representatives as true partners by working in honest collaboration and bringing in quality team members will help us to bring in our developments on time and on budget.

Renovare Development currently focuses on the following product types for development:

- Multi-story mixed-use - including retail, commercial and multifamily
- Multifamily developments – to include mixed-income for-rent residential units
- Commercial
- Single Family residential

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[7]https://1rpdxl3vt3c61pdenf9k5xom-wpengine.netdna-ssl.com/wp-content/uploads/ULI-Documents/ULI_Attainable-Housing_F2.pdf
[8]https://www.charlestonchamber.org/wp-content/uploads/2021/02/Attainable-Housing-Resource-Guide_2021.pdf
[9] https://affordablehousingonline.com/glossary/Area-Median-Income
[10] www.michigan.gov
[11] https://www.miplace.org/programs/michigan-main-street/
[12]https://www.michiganbusiness.org/4aef8d/globalassets/documents/reports/fact-sheets/downtowndevelopmentauthority.pdf
[13]https://www.michiganbusiness.org/4aef86/globalassets/documents/reports/fact-sheets/brownfieldredevelopmentauthoritypa381.pdf

Sources of Income

Each development project is expected to generate a developer fee, annual cash flow or sales proceeds. The amounts will vary, depending on the funding sources in the capital stack as well as the overall financing structure.[14] Developer fees on projects are generally paid in installments. Typically, a percentage is paid at initial closing, a second installment is paid at the completion of construction, and then a final payment is made at stabilization. Consulting fees are expected to be made on a monthly basis. Fee-based development generally generates an upfront fee as well as a portion of the developer fee on each project.

We believe it is important to maintain a variety of income sources to ensure adequate cash flow over time. Returns on equity investments are expected to be paid in alignment with agreed upon terms as represented in each project pro forma.

Based on the cash flow needs of the company, it is optimal that the company seek the following project mix for its portfolio:

> **Low Income Housing Tax Credit (LIHTC) deals (either 4% or 9%).** Typically generate around $2 million in fees during construction and occupancy. May be critical for short term and annual cash flow and to provide significant value on the company's balance sheets.

> **Attainable Single-Family Deals.** Fees are paid during construction and sales generating consistent cash flow, intended to support ongoing monthly operational costs.

> **New Market Tax Credit (NMTC) Deals.** While NMTC developer fees may be lower, long-term value can be created to provide future leverage for the Company. NMTC deals can position the Company as statewide partners with funding agencies, in turn generating opportunities for other funding.

The Company also receives a secondary source of revenue derived through limited real estate consulting services and development solutions offered to municipalities, property owners, developers, nonprofits, and others, continuing to build relationships that will ultimately provide further real estate opportunities. Consulting services include site selection, land assemblage, master planning communities, brownfield redevelopment, main street programs, economic development programs, public private partnerships, government relations, federal funding and affordable housing. Development services for property owners that wish to redevelop properties and that meet the company's mission and project criteria might also include packaging entitlements, financing, securing commercial tenants and representation at municipal meetings. Development fees are unique to each project and are generally based on a percentage of total development costs. Fee structure usually includes up-front fees as well as a percentage of the developer fee on each project.

Anticipated Project Pipeline

Construction start date	Project Name	Development Cost

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[14] https://financial-dictionary.thefreedictionary.com/capital+stack

2022 – Q3	City of Ypsilanti for sale single-family homes	$10,500,000
2023 – Q1	Munising Marketplace	$18,700,000
2023 - Q3	Pictured Rocks Event Center	$4,000,000
2023 - Q1	Bellaire Marketplace	$7,000,000
2023 – Q1	Project T - Benton Harbor (Phase I)	$14,000,000
2023 - Q3	Project T - Benton Harbor (Phase 2)	$18,700,000

Here are more detailed descriptions of the pipeline projects:

City of Ypsilanti for sale single-family homes. This project, planned for a five-acre city-owned property near Depot Town, includes 46 units of for-sale single-family housing. Financing planned includes Brownfield Tax Increment Financing. 50% of the homes will be restricted to workforce housing for individuals and families at 80% to 120% Area Median Income.

Munising Marketplace. In partnership with the Alger County Land Bank, Renovare proposes the redevelopment of a large portion of a city block located in downtown Munising, home of the Pictured Rocks National Lakeshore. The three-story, new construction building is planned as mixed-income residential with ground floor commercial/retail space. The project is a comprehensive Workforce Development Initiative that incorporates housing, employment and a physical space within the development dedicated to local and statewide workforce development agencies, managed by MichiganWorks!

Pictured Rocks Event Center. Renovare is currently in preconstruction on the conversion of a former fire station and brownfield site in downtown Munising, Michigan, into the Pictured Rocks Event Center. The project includes a collaboration with local restaurateurs and Northern Michigan University's Institute for Innovation. The 10,000 square foot building will be renovated to include private event space, casual dining, local artisan retail and outdoor seating and event space.

Bellaire Marketplace. Through a partnership with Short's Brewing Company, Renovare plans to develop a mixed-use building in downtown Bellaire to support the need for workforce housing and commercial space in this Northern Michigan town. As a lead employer for the region, Short's Brewing Company is keenly aware of the need for Workforce Housing and is committed to being a part of the solution. This main street infill project will provide continued walkability and increased density for the area.

Project T - Benton Harbor. A multi-phase project on a five-acre city-owned property, this project is planned in partnership with the local Habitat for Humanity affiliate. Predevelopment funds and corporate sponsorship have been provided by Whirlpool Corporation. Project entitlement approvals are currently underway

Project T Phase I. This phase includes a Low-Income Housing Tax Credit deal, targeting Youth Aging Out of Foster Care. An application for 9% LIHTC is planned to be submitted in April 2022 for this 50-unit residential building.

Project T Phase II. This phase includes a three- story mixed use project with a community-centric ground floor commercial space and is expected to be financed through the New Market Tax Credit program.

Company History

Renovare was formed in 2018 and officially launched in May of 2019 by Jill Ferrari and Shannon Morgan. The Company is a Michigan Limited Liability Company designated as a Partnership for Internal Revenue Service (IRS) purposes.

The Company began its operations with $420,000 in equity funding provided by Civitas, LLC, Partum, LLC and Veritas, LLC. This funding allowed the Company to identify their first six projects, secure team members, develop conceptual site plans and elevations, estimate hard costs with general contractor partners, and finalize pro formas. Since then, we have been actively seeking site control of various projects while completing financial modeling, conceptual designs and site plans. To date, six projects are under contract. Three of those projects are located in Opportunity Zones.

New investors Telosa, LLC, Citylife Communities, LLC, and Pierce Capital, LLC, purchased the previously held investor interest. This will provide the Company with broader access to technical resources, a stronger balance sheet and access to more project-based investors.

About the Developer

Jill Ferrari and Shannon Morgan co-founded Renovare and jointly manage the Company.[15] [16]

Jill Ferrari is a licensed attorney with twenty-five years of real estate development and operations experience. Jill has extensive experience in forming complicated capital stacks that combine federal and local funding and incentives, with unique financing programs and conventional debt. As a former CEO of Michigan Community Resources and Shelborne Development, and a practicing attorney, Jill also brings extensive experience in operations.[17] [18] Jill has served as Director of Community Development for Wayne County, MI and Vice President of Real Estate Acquisitions for Real Estate Interests Group, Inc.[19] She has helped to finance over two hundred million in community development projects.

Jill has received the following awards: 2021 Woman of Influence - GlobeSt Real Estate Magazine; 2017 Woman of Distinction - Commission on the Status of Women; and the 2016 - Melvin Simon Award Winner

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[15] https://www.linkedin.com/in/jill-ferrari-she-her-6729891/
[16] https://www.linkedin.com/in/shannon-morgan-9388a612/
[17] http://mi-community.org/
[18] https://www.shelbornedevelopment.com/
[19] https://www.waynecounty.com/

- International Council for. Shopping Centers (ICSC).[2021] She is the current Co-Chair of the Urban Land Institute (ULI) Michigan District Council and founder of ULI Michigan's Women's Leadership Initiative.[22] She is a member of the ULI Michigan Small Scale Development Local Product Council and a member of the Women's Development Collaborative. [23]

Jill's projects include:

> **REI Neon.** In her former position as Vice President of Acquisitions at Real Estate Interests Group, Jill managed the assemblage of 85 acres of land divided into over 100 separate parcels including all entitlements and public financing for the REI Neon site. The project proposed several phases including a 22,000-seat arena, 6,000 hotel rooms, 1,500 condominiums, 785,000 square feet of retail, 4 million square feet of convention space and 500,000 square feet of office space. The project was awarded all entitlements, including the expansion of the gaming district west of Las Vegas Boulevard to include the site which increased land value significantly, and over $200 Million in Sales Tax Anticipated Revenue Bonds and other public funding sources. TOTAL PROJECT COST - $9.5 Billion.[24]

> **The Village at Grand Traverse Commons.** The Traverse City State Hospital redevelopment involved abatement and removal of lead-based paint and asbestos and the removal of old mechanical equipment. The redevelopment was designed to create a lively residential community and minimize driving by providing a range of services onsite. In addition to providing legal services for the project, Jill worked with Grand Traverse County to establish the Grand Traverse County Brownfield Authority. The Village at Grand Traverse Commons now contains affordable and luxury condominiums, professional offices, restaurants and a school. To date, 75 commercial and 54 residential units have been developed. TOTAL PROJECT COST - $29 Million.[25]

> **Spring Haven Communities.** Through her former firm, Redevelopment and Restoration Consultants, Jill packaged incentives and financing for the redevelopment of A 100-acre former landfill and mobile home park that was redeveloped into a mixed-use community in Southfield Michigan. As Development Consultant for Centex Homes, Jill helped identify the site, coordinate horizontal development and package over $5MM in Brownfield Redevelopment incentives to complete the project. The end uses included attached single family homes and retail space along Southfield Road. TOTAL PROJECT COST - $16 Million.[26]

> **Northville Psychiatric Hospital.** Jill managed the redevelopment of the abandoned Northville Psychiatric Hospital, a 414-acre site that included 1,000,000 square feet of floor space enclosed

[20] https://www.event.globest.com/womenofinfluenceawards/class-202

[21] https://cosw.wayne.edu/about

[22] https://michigan.uli.org/

[23] https://www.womensdevelopmentcollaborative.net/homepage/

[24] https://www.skyscrapercity.com/threads/las-vegas-pulse-arena-development-news.496436/

[25] https://www.thevillagetc.com/history/

[26] https://www.cityofsouthfield.com/news/city-council-november-27-regular-meeting-agenda

in 22 separate buildings including a powerhouse and two miles of underground tunnels. The surrounding land was plagued with a litany of environmental problems including dumps, oil wells, leaking fluids, contaminated soil, asbestos and medical waste. Brownfield Tax Increment Financing and other tools offered by the Wayne County Land Bank were used to package financing for the project. Through a partnership with Schostak, Inc. the site has been master planned and redeveloped to include the University of Michigan Northville Health Center with plans for additional residential and retail. TOTAL PROJECT COST - $100 Million.[27]

Island Lakes at Midtown. In her former position as Vice President of Acquisitions at Real Estate Interests Group, Jill managed the redevelopment of Island Lakes at Midtown Taylor, a 199-lot, detached single family condominium community in Taylor, Michigan. As the Developer, Ferrari identified the potential site as a tax reverted, Brownfield parcel that was contiguous to a county parcel that contained a 50+ acre retention basin and a large spoil pile. Ferrari packaged over $13MM in Brownfield Tax Increment Financing that was bonded by the local unit of government to completely reconfigure the site to create 70+ acres of developable property and an attractive entrance water feature. TOTAL PROJECT COST - $13 Million.[28]

Shannon Morgan has completed thousands of single family and multi-family redevelopment projects throughout the United States on projects ranging from affordable senior, veteran, live-work-play, complex brownfield redevelopment, missing middle, neighborhood stabilization, urban neighborhood infill, new urbanism and more. She is an experienced LIHTC developer and owner, with multiple projects completed in Michigan. She has also specialized in building, rehabilitation, and development within urban areas, rural main streets and communities in numerous states throughout the country and on brownfield and transit-oriented projects; completing over 20,000 units of mixed income housing with a focus on projects that promote sustainability, urban revitalization and a sense of place. She was named the Richard Baron Affordable Housing Developer of the Year in 2018 by SmartGrowth America.[29]

Her projects include:

The Grandview Marquette - Shannon is a co-owner of the Grandview Marquette, a historic building converted into 56 units of workforce housing, including units set aside to serve the chronically homeless.[30] The project won the 2019 Governor's Award for Historic Preservation, the Building of the Year on behalf of the Michigan Historic Preservation Network and the Community Impact Award on behalf of the City of Marquette.

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[27]https://www.hometownlife.com/story/news/2021/07/06/northville-township-site-psychiatric-hospital-still-mostly-desolate/7800885002/

[28]https://www.centurycommunities.com/find-your-home/michigan/greater-detroit-metro/taylor/island-lakes-at-midtown

[29] https://smartgrowthamerica.org/nominations-open-for-the-2019-locus-national-leadership-awards/

[30] https://www.huduser.gov/portal/pdredge/pdr-edge-inpractice-021919.html

The Gateway - Shannon managed and is a co-owner of the redevelopment of the historic former Fremont Highschool, A 38-unit affordable senior housing development.[31] The Gateway was the recipient of the EDSON Award, the building of the year on behalf of the Michigan Historic Preservation Network and won the 2016 Governor's Award for Historic Preservation.

Garden Lofts and Woodward Place at Brush Park - In her former role as Senior Vice President of Crosswinds Communities/Home Renewal Systems, Shannon and the Crosswinds team completed over 700 units of walk-up townhomes, historic conversions and the first green energy loft building in Detroit's Entertainment District.[32]

Eton Street Station and Main Street Crossing - Located in Birmingham and Brighton Michigan, both projects were revolutionary missing middle housing prototypes featuring live/work condos and located on former lumber yards.[33] Eton Street Station received the Condominium of the Year Award in 2007 on behalf on the National Association of Homebuilders

Mason Run Michigan - Mason Run was the largest New Urbanism Projects constructed on an urban brownfield site in the nation.[34] The former 45-acre paper mill was transformed into a traditionally designed community with 250 homes and 130 lofts and condominiums.

Shannon serves on numerous boards and has received several honors, including 2018 "Affordable Housing Developer of the Year" – Locus/Smart Growth America; 2018 Detroit Crain's, Spotlight on Women in Real Estate; Board member of the Michigan Community Development Association; Graduate of the Detroit Larson Center for Leadership; Graduate of the George Washington University Place Based Strategic Planning and Walkable Urban Development Program, Washington DC; Policy member of the National Steering Committee for Locus/Smart Growth America; Member of the Advisory Committee for Redevelopment Communities, Michigan Economic Development Corporation; Member of the Housing and Community Development Product Council, Advisory Committee for the Michigan Statewide Housing Plan, Michigan State Housing Authoring; ULI Michigan; Member of the Michigan Sense of Place Council and Co-Chair of the Women's Leadership Initiative for ULI Michigan.[35] [36]

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[31] https://www.mlive.com/news/muskegon/2016/06/1930s_school_turned_to_apartme.html

[32] http://hrscommunities.com/product/garden-lofts-at-brush-park/

[33] http://hrscommunities.com/product/eton-street-station/

[34] https://www.mml.org/resources/publications/mmr/issue/march-april2010/monroe.html

[35] https://www.cclr.org/node/1301

[36]https://smartgrowthamerica.org/program/locus/leadership-summit/leadership-award/past-leadership-award-recipients/

About the Change

SMALL CHANGE INDEX™



MOBILITY		COMMUNITY		ECONOMIC VITALITY	
Urban location	✓	Street life	✓	Underserved community	✓
Walkable	✓	Third Place	✓	Jobs Created	✓
Bike friendly	✓	Park or Plaza	✓	Incubator	✓
Business Corridor	✓	Building reuse or infill	✓	Diverse workforce	✓
Public or other transit	✓	Affordable housing	✓	Green features	✓
Fix your own transport	✓	Fresh food access	✓	Even more green	✓
Transit oriented development		Minimized site disturbance		Reduced parking	✓





About the Offering

The Company is engaged in a Regulation Crowdfunding (Reg CF) offering (the "Offering") to raise money for Company operations and real estate pre-development costs to launch five projects. The Company, a real estate development company, focuses on transformational mixed-use projects in urban areas and rural main streets that meet community needs.

We are trying to raise a maximum of $250.000, but we will move forward and use investor funds if we are able to raise at least $75,000 (the "Target Amount"). If we have not raised at least the Target Amount by September 15, 2022, EST (the "Target Date"), we will terminate the Offering and return 100% of their money to anyone who has subscribed.

The minimum you can invest in the Offering is $500. Investments above $1,000 may be made in $500 increments (e.g., $1,500 or $2,000, but not $1,136). An investor may cancel his or her commitment up until 11:59 pm on September 13, 2022 (i.e., two days before the Target Date). If we have raised at least the Target Amount, we might decide to accept the funds and admit investors to the Company before the Target Date; in that case we will notify you and give you the right to cancel.

After we accept the funds and admit investors to the Company, whether on the Target Date or before, we will continue the Offering until we have raised the maximum amount.

Investments under Reg CF are offered by NSSC Funding Portal, LLC, a licensed funding portal.

About the Finances

Currently our company capitalization through equity investment is around $250,000. The funds raised through this offering will be used, in addition to this equity, for operations and pre-development expenses on the projects we are preparing for development. Over the period of five years net cash from operations is expected to grow from approximately $500,000 to $6,500,000.

We plan to distribute interest payments each quarter, for interest earned on the previous quarter, and to return loans made at the end of five years.

Please review Exhibit A, the Company's five-year projections.

Investor Return

The Company will issue promissory notes (Exhibit B - Form of Note) for all investments made, promising to pay to each investor their investment, plus 10% interest. Repayments on each investment will also be made each year, based on a 10-year amortization term.

Interest will accrue for the first year, through September 30, 2023, with a first payment that covers the first year of interest earned. Thereafter payment shall be made at the end of each quarter, for the previous quarter. At the end of five years any unreturned balance on investment made will be repaid along with any outstanding interest due. Exhibit E: Note Indenture, includes detailed payment information along with a payment schedule.

COVID19 Disclosure

With unemployment reaching levels not seen since the Great Depression, by some estimates already 20% and rising, the Company has experienced a number of negative effects from the COVID-19 pandemic.

The effects of the pandemic on the hospitality and retail industry impacted our former equity investors. We were forced to raise replacement capital in 2021 in order to take them out. This delayed the execution of partnership agreements, access to predevelopment loans and our ability to execute financing agreements. We closed on investments with their new investors in December of 2021, positioning us to move forward quickly on all pipeline projects.

In addition, cost estimating on projects was slower than usual in 2020 and 2021 due to contractor staffing issues caused by the pandemic. Although we are working from incomplete information, these trends may continue depending on the trajectory of the virus and the ability to re-open the economy. We do not know how long the pandemic will last or how its effects will continue to ripple through the American economy. In a best-case scenario these issues will be short-term only. In a worst-case scenario scheduling issues will continue, and supply-chain and construction issues might impact our projects over an extended period of time.

§227.201(e) – Number of Employees

Company Instructions

This question asks only for the *number* of your employees, not their names.
● This information should be based on current employees, not those you intend to hire with the proceeds of the offering.
● Include both full-time and part-time employees.
● Include only people who are W-2 employees for tax purposes. Don't include people who are 1099 independent contractors.

The Company currently has two employees.

§227.201(f) – Risks of Investing

Required Statement:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Additional statement:

There are numerous risks to consider when making an investment such as this one and financial projections are just that - projections. Returns are not guaranteed. Conditions that may affect your investment include unforeseen construction costs, changes in market conditions, and potential disasters that are not covered by insurance. Review the attached Exhibit B: Risks of Investing for a more expansive list of potential risks associated with an investment in this Company.

Unless otherwise noted, the images on the offering page are used to convey the personality of the neighborhood in which the project is planned. Properties shown in these images are not included in the offering and Investors will not receive an interest in any of them.

§227.201(g) – Target Offering Amount and Offering Deadline

Company Instructions

This question asks for the "target offering amount." That means the *minimum* amount of money you're trying to raise in this offering. For example, if you're trying to raise a minimum of $600,000 but would accept up to $800,000, your "target offering amount" would be $600,000. This question also asks for the "offering deadline." That means the date when, if you haven't raised at least the target offering amount, you'd call off the offering and return any money to Investors.

Target Offering Amount $75,000

Offering Deadline   September 15, 2022

Required Statement:

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

§227.201(h) – Commitments that Exceed the Target Offering Amount

Company Instructions:
This question asks whether the Company will accept more money from Investors once the Target Offering Amount is raised and, if so, how you will deal with "oversubscriptions." The question deals only with this offering – it's not asking whether you will try to raise more money in the future.

Will the Company accept commitments that exceed the Target Offering Amount?	___X___ Yes _____ No
What is the maximum you will accept in this Offering (it may not exceed $5,000,000)?	$250,000
If Yes, how will the Company deal with the oversubscriptions?	_____ We will reduce the subscription of every Investor (including those whose commitments made up the Target Offering Amount) on a *pro-rata* basis, so that every Investor who subscribes will be able to participate. ___X___ We will accept subscriptions on a first-come, first-served basis. _____ Other (explain):

§227.201(i) – How the Company Intends to Use the Money Raised in the Offering

Company Instructions
If you're reasonably sure how you're going to use some or all of the money, use the first table below. If you're not yet sure, you should identify and describe each probable use and the factors you might consider in making a final decision. And if your answer to question 201(h) above was that Yes, you will accept commitments that exceed the Target Amount, then you should also briefly describe how you will spend those "extra" dollars in the second table.

The Company is Reasonably Sure it Will Use the Money as Follows:

If we raise the target amount of $75,000:

Use of Money	How Much (approximately)
Operations	$75,000
TOTAL	**$75,000**

If we raise the maximum goal of $250,000:

Use of Money	How Much (approximately)
Operations	$150,000

Project pre-development expenses	$100,000
TOTAL	**$250,000**

§227.201(j) – The Investment Process

To Invest

- Review this Form C and the business plan, and the Campaign Page;
- If you decide to invest, press the **Add Some Change** button
- Follow the instructions

To Cancel Your Investment

Send an email to hello@smallchange.co no later than 48 hours before the Offering Deadline. In your email, include your name and the name of the Company.

Note

For more information about the investment and cancellation process, see the Educational Materials on smallchange.co. See also the Investment Agreement attached, Exhibit C: Reg CF Investment Agreement.

Required Statements

Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.

Small Change will notify Investors when and if the Target Offering Amount has been raised.

If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.

If an Investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the Investor will receive securities in exchange for his or her investment.

§227.201(k) – Material Changes

Required Statement

If an Investor does not reconfirm his or her investment commitment after a material change is made to the offering, the Investor's investment commitment will be canceled, and the committed funds will be returned.

Explanation for Investors

A "material change" means a change that an average, careful Investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be canceled, your funds will be returned to you, and you will not receive any securities.

§227.201(l) – Price of the Securities

The Company is offering "securities" in the form of promissory notes, which we refer to as "Notes." The price of each Note is 100% of its face amount. Thus, if you want to buy a $1,000 Note you will pay $1,000.

We arrived at the price of Notes as follows:

- We estimated how much money we need to complete the project.
- We estimated how much free cash flow the project will generate in order to pay both principal and interest on the Notes.
- Based on those estimates, we established the interest rate promised in the Notes.

§227.201(m) – Terms of the Securities

Overview

The Company is offering Notes to investors. The Notes themselves are very short and simple. Most of the terms of the Notes, including the interest rate and repayment schedule, are set forth in a separate document called the Note Indenture. Copies of the form of Note the Company will be issued, and the Note Indenture, are attached as Exhibit D: Form of Promissory Note and Exhibit E: Note Indenture.

The Notes are being issued by the Company. By buying a Note, you are, in effect, lending money to the Company. As a creditor of the Company you will have the right to be repaid even if the Company fails.

Security

Your Note will not be secured by any assets of the Company, the way a home mortgage is secured by the home. That means that in a default you will not be able to foreclose on any property. Instead, you will be a general unsecured creditor of the Company.

Your Right to Payments under the Note

Each investor will be issued a promissory note by the Company, promising to pay to the Investors the original investment made, plus interest of 10% annually, over a five-year term. Payments will be made to investors on a periodic basis, with each payment consisting of principal and interest, calculated on a 10-year term. Principal and interest payments are expected to begin 12 months after promissory notes are issued, at the close of this offering, with principal and interest payments being made quarterly. Until then, interest earned will accrue. A final balloon payment will be made to each investor when the promissory notes expire at the end of five years.

See Exhibit E: Note Indenture and Exhibit F: Promissory Note for further details on the terms of each note and "About Investor Return" for an anticipated amortization schedule.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a payment you receive from the Company.

No Voting Rights

You will not have the right to vote or otherwise participate in the management of the Company. Instead, the Managing Partners will control all aspects of the Company's business.

No Right to Transfer

The Notes will be illiquid (meaning you might not be able to sell them) for four reasons:

- The Note Indenture prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- For a period of one year, you won't be allowed to transfer your Notes except (i) to the Company itself, (ii) to an "accredited" Investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

   As a result, you should plan to hold your Note until maturity.

Modification of Terms of Notes

The terms of the Note Indenture, and thus the terms of each Note, may be modified or amended with the consent of Investors owning more than 50% of the Notes, measured by the total principal amount outstanding under each Note.

Other Classes of Securities

The Company currently has Class A and Class B members.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The Person Who Controls the Company

Jill Ferrari and Shannon Morgan own fifty-one percent of the membership interest in the Company. The Company is managed by the Managers, per the Operating Agreement, who have equal voting power. The Managers are Jill Ferrari, Shannon Morgan, and Scott Malvich.

How the Manager's Exercise of Rights Could Affect You

The Managers have full control over the Company and their actions could affect you in a number of different ways, including these:

- Many or most decisions the Managers make will affect the financial condition of the Company and thus the likelihood that your Note will be repaid in accordance with its terms. These could include decisions about setting rents, dealing with delinquent tenants, borrowing money, acquiring additional projects, disposing of projects, paying compensation, and many others.

- The Managers could do a bad job operating the business.

- The Managers could issue additional promissory notes or other securities that have rights superior to the rights associated with the Notes.

- The Managers could seek the consent of a majority of investors (measured by principal amount outstanding) to change the terms of the Notes. These changes could include reducing the interest rate and/or deferring payment.

How the Securities are Being Valued

Currently, the Notes are being valued at their face amount, e.g., a $1,000 Note is being valued at $1,000.

The Managers don't expect there to be any reason to place a different value on the Notes in the future. If we had to place a value on the Notes, it would be based on our ability to repay the Notes in accordance with their terms.

§227.201(n) – The Funding Portal

The Company is offering its securities through NSSC Funding Portal, LLC, which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. The SEC File number is 007-00012 and the Funding Portal Registration Depository (FPRD) number is 282942.

§227.201(o) – Compensation of the Funding Portal

The Company will compensate NSSC Funding Portal, LLC as follows:

A success fee equal to 5% of the amount raised.

NSSC Funding Portal, LLC owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for NSSC Funding Portal, LLC to acquire an interest.

§227.201(p) – Indebtedness of the Company

Creditor	Amount	Interest rate	Maturity Date	Other Important Terms
Shannon Morgan	$45,445.86	1.9%	December 31, 2029	

Explanation for Investors

The indebtedness listed in that table is our "material" indebtedness, meaning indebtedness that is significant relative to the value of the Company as a whole. In addition to the indebtedness listed in the table, we also have miscellaneous "trade debt," meaning debt to trade creditors like landlords, lawyers, and accountants, of about $0 in total.

§227.201(q) – Other Offerings of Securities within the Last Three Years

Company Instructions

If you've raised money from third parties, then you've conducted an offering of securities. This question asks for all such offerings within the last three years.

- Don't include money invested by the principals of the Company
- Don't include money you've borrowed from banks or other financial institutions
- Don't include credit card debt
- Third parties includes friends and family members
- Do include money you borrowed (not from banks or other financial institutions)
- Do not include this Regulation Crowdfunding offering

Date Offering Began	Offering Exemption	Type of Securities	Amount Sold	How the Money was Used
May 01, 2019	Friends & family	Preferred Stock	$200,000	Operations and pre-development expenses
June 19, 2020	Friends & family	Preferred Stock	$420,000	$200K to take out previous investor + $220K for additional operations
December 21, 2021	Friends & family	Preferred Stock	$695,000	$420,000 to buy out previous investors + $275,000 for operations and predevelopment

§227.201(r) – Transactions Between the Company and "Insiders"

Company Instructions

The term "transaction" means any business transaction, including stock purchases, salaries, property rentals, consulting arrangements, guaranties, etc.

- Include only transactions that occurred since the beginning of your last fiscal year (the one before the current fiscal year) and transactions that are currently planned.
- Include only transactions that involved an amount of money (or other value) greater than 5% of the total amount you've raised in Regulation Crowdfunding during the last 12 months, plus the Target Offering Amount for the current Offering. For example, if you haven't raised money using Regulation Crowdfunding before, and your current Target Offering Amount is $600,000, include only transactions that involved more than $30,000 each.
- Include only transactions between the Company and:
  - Anyone listed in your answer to question 227.201(b); or
  - Anyone listed in your answer to question 227.201(c); or
  - If the Company was organized within the last three years, any promotor you've used; or
  - Any family member of any of those people, meaning a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent (meaning someone you live with and can't stand), sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships; or
  - Any corporation or other entity in which any of those people owns an interest.

Description of Transaction	Date of Transaction	Name of Insider	Relationship to Company	Value of Insider's Interest in Transaction
Guaranteed payment (in lieu of salary)	Monthly	Jill Ferrari	Manager	$2,000 per month
Guaranteed payment (in lieu of salary)	Monthly	Shannon Morgan	Manager	$2,000 per month
Project Management fees	TBD	Jill Ferrari and Shannon Morgan, Renovare Consulting, LLC	Managers of Company are owners of Renovare Consulting, LLC	Approx $50,000 - $100,000 per project.

§227.201(s) – The Company's Financial Condition

Liquidity

The Company was organized under the Michigan Limited Liability Company Act on August 09, 2018. As of now, we have not yet begun operations other than those associated with general start-up and organizational matters. We have no revenues and very minimal liquid resources (cash).

We intend to use the proceeds of this Offering to buy and develop six properties, as described in our business plan, by the end of 2023. We will also use debt (borrow money) to finance a portion of the costs.

If we cannot raise money in this Offering, or cannot borrow money on the terms we expect, then the Company will seek additional private equity on a project by project basis.

Capital Resources

As of now, we have not purchased any assets. We have entered into agreements to purchase six sites, all of which are slated to close between 2022 and 2023.

Other than the debt we hope to raise through this Offering, our only other source of capital is partner equity. Each of the six projects has several capital sources assigned that we are in the process of securing.

Historical Results of Operations

Since 2019, the Company has operated on capital received through equity investors and has made routine expenses related to basic operations. Activities have included assemblage, design and programming for the six proposed development projects.

Changes and Trends

We are not aware of any changes or trends in the financial condition or operations of the Company since the date of the financial information provided in this Form C.

§227.201(t) – The Company's Financial Statements

The SEC is providing temporary, conditional relief during the Covid-19 pandemic for established smaller companies which have been operational for more than six months.

Since the Company is raising no more than $250,000, financial statements certified by its principal executive officer fulfill the financial statement requirements.

Our financial statements are attached as Exhibit G: Financial Statements

§227.201(u) – Disqualification Events

Explanation for Investors

A Company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about those rules in the Educational Materials posted on SmallChange.co). This item requires a Company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

A Company called CrowdCheck ran background checks on the principals of the Company (i.e., those covered by this rule). You can see the CrowdCheck reports attached as Exhibit H: Background Checks.

For the Company, the answer is No, none of the designated people committed any of the prohibited acts, ever.

§227.201(v) – Updates on the Progress of the Offering

As described above under *§227.201(g) – Target Offering Amount and Offering Deadline,* the 'target amount' for this offering is $100,000 You can track our progress in raising money on the Small Change offering page.

227.201(w) – Annual Reports for the Company

We will file a report with the Securities and Exchange Commission annually and post the report on our website at www.renovaredevelopment.com, no later than 120 days after the end of each fiscal year.

It's possible that at some point, the Company won't be required to file anymore annual reports. We will notify you if that happens.

§227.201(x) – Our Compliance with Reporting Obligations

Explanation for Investors

This item requires a Company to disclose whether it has ever failed to file the reports required by Regulation Crowdfunding.

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

§227.201(y) – Other Important Information Prospective Investors Should Know About

Company Instructions
Read through everything you've told prospective Investors on this Form C, in the business and in Exhibit B: Risks of Investing. Is there anything else important you would tell your grandmother if she were considering an investment?

Something about the neighborhood where the project is located? The builder? The local economy? Anything at all? If so, list it here.

There is nothing else to report.

§227.201(z) – Testing the Waters Materials

Company Instructions

Under SEC Rule 206 a company that is considering a Regulation Crowdfunding offering may solicit indications of interest, while under SEC Rule 241 a company that is considering some offering of securities but hasn't decided what type of offering may also solicit indications of interest. This is often referred to as "testing the waters."

If you have relied on Rule 206 to solicit indications of interest you must include a copy of any written materials you used and a written transcript of any audio/visual materials.

If you have relied on Rule 241 to solicit indications of interest you must include a copy of any written materials you used and a written transcript of any audio/visual materials, but only for solicitations made within 30 days before your Regulation Crowdfunding offering goes live.

Explanation for Investors

This item requires a Company to provide certain materials it has used to solicit indications of interest in its offering (i.e., to "test the waters") before the offering became effective.

No indications of interest were solicited prior to the offering becoming effective.

EXHIBIT A: COMPANY PROJECTIONS

	2022	2023	2024	2025	2026	2027
REVENUE						
Total Revenue	$ 225,608.51	$ 1,216,242.95	$ 1,558,786.29	$ 3,312,761.90	$ 3,434,859.72	$ 3,434,859.72
OPERATING EXPENSE						
Salaries, Wages & Benefits	$ 300,000.00	$ 501,247.69	$ 508,633.85	$ 508,633.85	$ 508,633.85	$ 508,633.85
Marketing, Advertising & Prof. Activities	$ 17,412.00	$ 19,500.00	$ 34,200.00	$ 34,200.00	$ 34,200.00	$ 34,200.00
Rent & Utilities	$ 11,000.00	$ 60,000.00	$ 61,250.00	$ 64,312.50	$ 64,575.00	$ 64,837.50
Office Supplies, Software & Professional Services	$ 16,781.53	$ 37,746.00	$ 37,890.00	$ 38,034.00	$ 38,193.00	$ 38,193.00
Insurance	$ 1,200.00	$ 1,866.00	$ 1,866.00	$ 1,866.00	$ 1,866.00	$ 1,866.00
Travel, Lodg. & Meals	$ 1,500.00	$ 6,000.00	$ 6,000.00	$ 6,000.00	$ 6,015.00	$ 6,015.00
Total Expenses	$ 347,893.53	$ 626,359.69	$ 649,839.85	$ 653,046.35	$ 653,482.85	$ 653,745.35
LOAN PROCEEDS	$ 250,000.00					
NET INCOME	$ 127,714.98	$ 589,883.26	$ 908,946.44	$ 2,659,715.56	$ 2,781,376.87	$ 2,781,114.37

EXHIBIT B: RISKS OF INVESTING

THE PURCHASE OF SECURITIES FROM THE COMPANY IS SPECULATIVE AND INVOLVES SIGNIFICANT RISK, INCLUDING THE RISK THAT YOU WILL LOSE SOME OR ALL OF YOUR MONEY. THIS INVESTMENT IS SUITABLE ONLY FOR INVESTORS WHO FULLY UNDERSTAND AND ARE CAPABLE OF BEARING THE RISKS.

SOME OF THE RISKS ARE DESCRIBED BELOW. THE ORDER IN WHICH THESE RISKS ARE DISCUSSED IS NOT INTENDED TO SUGGEST THAT SOME RISKS ARE MORE IMPORTANT THAN OTHERS.

Risks Associated with the Real Estate Industry.

Speculative Nature of Real Estate Investing. Real estate can be risky and unpredictable. For example, many experienced, informed people lost money when the real estate market declined in 2007-2008. Time has shown that the real estate market goes down without warning, sometimes resulting in significant losses. Some of the risks of investing in real estate include changing laws, including environmental laws; floods, fires, and other acts of God, some of which may not be insurable; changes in national or local economic conditions; changes in government policies, including changes in interest rates established by the Federal Reserve; and international crises. You should invest in real estate in general, and in the Company in particular, only if you can afford to lose your investment and are willing to live with the ups and downs of the real estate industry.

Environmental Risks. The Company has undertaken what it believes to be adequate testing of the property and is not aware of any environmental contamination. However, the nature of these tests is such that contamination cannot be entirely ruled out. Under Federal and State laws, a current or previous owner or operator of real estate may be required to remediate any hazardous conditions without regard to whether the owner knew about or caused the contamination. Similarly, the owner of real estate may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination. The cost of investigating and remediating environmental contamination can be substantial, even catastrophic.

ADA Compliance. The Americans with Disabilities Act of 1990 (the "ADA") requires all public buildings to meet certain standards for accessibility by disabled persons. Complying with the ADA can add significant time and costs to a project.

Regulation and Zoning. Like all real estate projects, this project is subject to extensive building and zoning ordinances and codes, which can change at any time. Complying with all of these rules could add significant time and costs to the project.

Casualty Losses. A fire, hurricane, mold infestation, or other casualty could materially and adversely affect the project.

Illiquidity of Real Estate. Real estate is not "liquid," meaning it's hard to sell. Thus, the Company might not be able to sell the project as quickly as it would like or on the terms that it would like.

Property Values Could Decrease. The value of the Company's real estate could decline, perhaps significantly. Factors that could cause the value of real estate to decline include, but are not limited to:

- Changes in interest rates

- Competition from other property

- Changes in national or local economic conditions

- Changes in zoning

- Environmental contamination or liabilities

- Changes in local market conditions

- Fires, floods, and other casualties

- Uninsured losses

- Undisclosed defects in property

- Incomplete or inaccurate due diligence

Inability to Attract and/or Retain Tenants. The Company will face significant challenges attracting and retaining qualified tenants. These challenges could include:

- Competition from other landlords

- Changes in economic conditions could reduce demand

- Existing tenants might not renew their leases

- The Company might have to make substantial improvements to the property, and/or reduce rent, to remain competitive

- Portions of the property could remain vacant for extended periods

- A tenant could default on its obligations, or go bankrupt, causing an interruption in rental income

Risks Associated with Development and Construction. The Company is or will be engaged in development and construction. Development and construction can be time-consuming and are fraught with risk, including the risk that projects will be delayed or cost more than budgeted.

Liability for Personal Injury. The Company might be sued for injuries that occur in or outside the project, *e.g.*, "slip and fall" injuries.

Inability to Sell Units. There is no guarantee we will be able to sell the units for the prices we expect. For example, we might have misjudged the market in terms of the amenities in the units, the floor plans, or in other respects, or we might have misjudged how much consumers would pay in the neighborhood where the houses are located. Markets change quickly, and it is also possible that the local real estate market will have deteriorated by the time the houses are complete.

Property Values Could Decrease. The value of the Company's real estate could decline, perhaps significantly. Factors that could cause the value of real estate to decline include, but are not limited to:

- Changes in interest rates

- Competition from other property

- Changes in school districts

- Changes in zoning

- Environmental contamination or liabilities

Risks Associated with Construction. Construction can be time-consuming and are fraught with risk, including the risk that projects will be delayed or cost more than budgeted. Construction can be delayed by events outside our control, including bad weather or shortages of materials. If construction is delayed, it could push completion of the houses to a less desirable market.

Liability for Personal Injury. The Company might be sued for injuries that occur in or outside the project, *e.g.*, "slip and fall" injuries.

Risks Associated with Early Stage Companies

Early-Stage Companies Face Significant Challenges. The Company is an early-stage Company, and like all early-stage companies faces significant challenges, including:

- Understanding the marketplace and accurately identifying opportunities for growth

- Developing its products and services

- Developing its brands

- Responding effectively to the offerings of existing and future competitors

- Attracting, retaining, and motivating qualified executives and personnel

- Implementing business systems and processes, including technology systems

- Raising capital

- Controlling costs

- Managing growth and expansion

- Implementing adequate accounting and financial systems and controls

- Dealing with adverse changes in economic conditions

Unfortunately, the reality is that many early-stage companies never overcome these challenges, and there is no guarantee that the Company will prove to be an exception.

We Expect to Experience Operating Losses for the Foreseeable Future. We expect to experience losses, not profits, for the foreseeable future, as we develop our products and services and build out our operations.

Accurately Assessing the Value of A Private Start-Up Company Is Difficult. Putting a value on a security issued by a privately held startup or early-stage Company is extremely difficult. The price of our securities was determined arbitrarily and bears no relationship to established criteria of value such as the assets, earnings, or book value of the Company.

Lack of Professional Management. The Company is managed by three Managers, Jill Ferrari, Shannon Morgan, and Scott Malvich. Ms. Ferrari has held the position of CEO for the past ten years of her career, and Division Director for the previous five. She has managed diverse populations and annual budgets ranging from $2 million to over $100 million. She has had extensive management training through her previous positions.

Lack of Access to Capital. As a small business, the Company has very limited access to capital. If we need more capital in the future, as we probably will, there is no guarantee we will be able to find it.

Limited Products and Services. The Company offers only a limited number of products, making it vulnerable to changes in technology and/or customer preferences.

Limited Distribution Channels. An early-stage Company can find it very difficult to penetrate established distribution channels. For example, a small Company with only one or two products will find it very difficult to get into large retailers like Walmart.

Lack of Accounting Controls. Larger companies typically have in place strict accounting controls to prevent theft and embezzlement. In contrast, our Company has only limited controls.

No Ongoing Distributions. We do not intend to pay dividends for the foreseeable future. Instead, we will invest our profits back into the business.

Risks Common to Companies on the Platform Generally

Reliance on Management. Under our Operating Agreement, Investors will not have the right to participate in the management of the Company. Instead, Jill Ferrari and Shannon Morgan will manage all aspects of the Company and its business. Furthermore, if Jill Ferrari and Shannon Morgan or other key personnel of the issuer were to leave the Company or become unable to work, the Company (and your investment) could suffer substantially. Thus, you should not invest unless you are comfortable relying on the Company's management team. You will never have the right to oust management, no matter what you think of them.

Inability to Sell Your Investment. The law prohibits you from selling your securities (except in certain very limited circumstances) for one year after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term (in the case of debt securities) or indefinitely (in the case of equity securities).

We Might Need More Capital. We might need to raise more capital in the future to fund new product development, expand its operations, buy property and equipment, hire new team members, market its products and services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an Investor. If the Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in economic conditions could hurt Our businesses. Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, decreases in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors, hurt businesses generally and could hurt our business as well. These events are generally unpredictable.

No Registration Under Securities Laws. Our securities will not be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the securities will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information. Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide Investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information. We will be required to provide some information to Investors for at least one year following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting Company; and we are allowed to stop providing annual information in certain circumstances.

Breaches of Security. It is possible that our systems would be "hacked," leading to the theft or disclosure of confidential information you have provided to us. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and our vendors may be unable to anticipate these techniques or to implement adequate preventative measures.

Uninsured Losses. We might not buy enough insurance to guard against all the risks of our business, whether because it doesn't know enough about insurance, because we can't afford adequate insurance, or some combination of the two. Also, there are some kinds of risks that are simply impossible to insure against, at least at a reasonable cost. Therefore, the Company could incur an uninsured loss that could damage our business.

Unreliable Financial Projections. We might provide financial projections reflecting what we believe are reasonable assumptions concerning the Company and its future. However, the nature of business is that financial projections are rarely accurate. The actual results of investing in the Company will likely be different than the projected results, for better or worse.

Limits on Liability of Company Management. Our Operating Agreement limits the liability of management, making it difficult or impossible for Investors to sue managers successfully if they make mistakes or conduct themselves improperly. You should assume that you will never be able to sue the management of the Company, even if they make decisions you believe are stupid or incompetent.

Changes in Laws. Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could adversely affect the Company.

Conflicts of Interest. In many ways your interests and ours will coincide: you and we want the Company to be as successful as possible. However, our interests might be in conflict in other important areas, including these:

● You might want the Company to distribute money, while the Company might prefer to reinvest it back into the business.

● You might wish the Company would be sold so you can realize a profit from your investment, while management might want to continue operating the business.

● You would like to keep the compensation of managers low, while managers want to make as much as they can.

● You would like management to devote all their time to this business, while they might own and manage other businesses as well.

Your Interests Aren't Represented by Our Lawyers. We have lawyers who represent us. These lawyers have drafted our Operating Agreement and Investment Agreement, for example. None of these lawyers represents you personally. If you want your interests to be represented, you will have to hire your own lawyer, at your own cost.

Risks Associated with Debt Securities

You Have no Upside: You are investing in a "debt" security, meaning you will be a creditor of the Company, not an owner. As a creditor, the most you can hope to receive is your money back plus interest. You cannot receive more than that even if the Company turns into the next Facebook.

You Do Have A Downside: Conversely, if the Company loses enough value, you could lose some or all of your money.

Subordination to Rights of Other Lenders: Even though you will be a creditor of the Company, you will have a lower priority than some other lenders, like banks or leasing companies. In the event of bankruptcy, they would have the right to be paid first, up to the value of the assets in which they have security interests, while you would only be paid from the excess, if any.

Lack of Security: Even though you will be a creditor of the Company, your debt will not be secured.

Issuers Typically Will Not have Third Party Credit Ratings: Credit rating agencies, notably Moody's and Standard & Poor's, assign credit ratings to debt issuers. These ratings are intended to help Investors gauge the ability of the issuer to repay the loan. Our Company has not been rated by either Moody's or Standard & Poor's, leaving Investors with no objective measure by which to judge the Company's creditworthiness.

Interest Rate Might Not Adequately Compensate You For Risk Level: Theoretically, the interest rate paid by a Company should compensate the creditor for the level of risk the creditor is assuming. That's why consumers generally pay one interest rate, large corporations pay a lower interest rate, and the Federal government (which can print money if necessary) pays the lowest rate of all. However, there is no guarantee that the interest rate we are paying you adequately compensates you for the risk.

EXHIBIT C: REG CF INVESTMENT AGREEMENT

This is an Agreement, entered into on _____, 2022, by and between Renovare Development, LLC a Michigan limited liability company (the "Company") and _____ ("Purchaser").

Background

Purchaser wishes to purchase an interest in the Company offered through www.smallchange.co (the "Site").

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties hereby agree as follows:

Defined Terms.

Capitalized terms that are not otherwise defined in this Investment Agreement have the meanings given to them in the Company's Form C and its attachments, all available at the Site. In this Investment Agreement, we refer to the Form C as the "Disclosure Document." We sometimes refer to the Company using terms like "we" or "us," and to Purchaser using terms like "you" or "your."

1. **Purchase of Interest.**

   1.1. **In General.** Subject to section 2.2 and the other terms and conditions of this Agreement, the Company hereby agrees to sell to Purchaser, and Purchaser hereby agrees to purchase from the Company, $_____ of the Company's securities described in the Disclosure Document (the 'Interest). We refer to your limited liability company interest as the "Interest."

   1.2. **Reduction for Oversubscription.** If the Company receives subscriptions from qualified Investors for more than the amount we are trying to raise, we may reduce your subscription and therefore the amount of your Interest, as explained in the Disclosure Document.

2. **Our Right to Reject Investment.**

   We have the right to reject your subscription for any reason or for no reason, in our sole discretion. If we reject your subscription, any money you have given us will be returned to you.

3. **No Certificate.**

   You will not receive a paper certificate representing your Interest.

4. **Your Promises.**

   You promise that:

   4.1. **Accuracy of Information.** All of the information you have given to us at the Site is accurate and we may rely on it. If any of the information you have given to us changes before we accept your subscription, you will notify us immediately. If any of the information you have given to us is inaccurate and we are damaged (harmed) as a result, you will indemnify us, meaning you will pay any damages.

4.2. **Review of Information.** You have read all of the information in the Disclosure Document, including all the exhibits. **Risks.** You understand all of the risks of investing, including the risk that you could lose all of your money. Without limiting that statement, you have reviewed and understand all of the risks described in the Disclosure Document.

4.3. **No Representations.** Nobody has made any promises or representations to you, except the information in the Disclosure Document. Nobody has guaranteed any financial outcome of your investment.

4.4. **Opportunity to Ask Questions.** You have had the opportunity to ask questions about the Company and the investment at the Site. All of your questions have been answered to your satisfaction.

4.5. **Your Legal Power to Sign and Invest.** You have the legal power to sign this Investment Agreement and purchase the Interest. Your investment will not violate any contract you have entered into with someone else.

4.6. **Acting On Your Own Behalf.** You are acting on your own behalf in purchasing the Interest, not on behalf of anyone else.

4.7. **Investment Purpose.** You are purchasing the Interest solely as an investment, not with an intent to re-sell or "distribute" any part of it.

4.8. **Knowledge.** You have enough knowledge, skill, and experience in business, financial, and investment matters to evaluate the merits and risks of the investment.

4.9. **Financial Wherewithal.** You can afford this investment, even if you lose your money. You don't need this money for your current needs, like rent or utilities.

4.10. **No Government Approval.** You understand that no state or federal authority has reviewed this Investment Agreement or the Interest or made any finding relating to the value or fairness of the investment.

4.11. **Restrictions on Transfer.** You understand that the Interest may not be transferrable, and that securities laws also limit transfer. This means you will probably be required to hold the Interest indefinitely.

4.12. **No Advice**. We have not provided you with any investment, financial, or tax advice. Instead, we have advised you to consult with your own legal and financial advisors and tax experts.

4.13. **Tax Treatment.** We have not promised you any particular tax outcome from owning the Interest.

4.14. **Past Performance.** You understand that even if we have been successful in the past, this doesn't mean we will be successful with your Interest.

4.15. **Money Laundering.** The money you are investing was not acquired from "money laundering" or other illegal activities. You will provide us with additional information relating to the source of the funds if we reasonably believe we are required to request such information by law.

4.16. **Additional Documents.** You will execute any additional documents we request if we reasonably believe those documents are necessary or appropriate and explain why.

4.17. **Authority.** If the Purchaser is an entity (for example, a partnership or corporation), then the individual signing this Investment Agreement has the legal authority to do so.

5. **Confidentiality.**

The information on the Site, including the information in the Disclosure Document, is confidential. You will not reveal such information to anyone or use such information for your own benefit, except to purchase the Interest.

6. **Re-Purchase of Interest.**

If we decide that you provided us with inaccurate information or have otherwise violated your obligations, we may (but shall not be required to) repurchase your Interest for an amount equal to the principal amount outstanding.

7. **Governing Law.**

Your relationship with us shall be governed by the Michigan law, without taking into account principles of conflicts of law.

8. **Arbitration.**

8.1. **Right to Arbitrate Claims**. If any kind of legal claim arises between us arising from the purchase of the Interest (but not from the operation of the Company), either of us will have the right to arbitrate the claim, rather than use the courts. There are only two exceptions to this rule. First, we will not invoke our right to arbitrate a claim you bring in Small Claims Court or an equivalent court, if any, so long as the claim is pending only in that court. Second, we have the right to seek an injunction in court if you violate or threaten to violate your obligations.

8.2. **Place of Arbitration; Rules**. All arbitration will be conducted in Michigan unless we agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in accordance with the rules of the American Arbitration Association.

8.3. **Appeal of Award.** Within 30 days of a final award by the single arbitrator, you or we may appeal the award for reconsideration by a three-arbitrator panel. If you or we appeal, the other party may cross-appeal within 30 days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

8.4. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

8.5. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

9. **Consent to Electronic Delivery.**

You agree that we may deliver all notices, tax reports and other documents and information to you by email or another electronic delivery method we choose. You agree to tell us right away if you change your email address or home mailing address, so we can send information to the new address.

10. **Notices.**

All notices between us will be electronic. You will contact us by email at jill@renovaredevelopment.com. We will contact you by email at the email address you used to register at the Site. Either of us may change our email address by notifying the other (by email). Any notice will be considered to have been received on the day it was sent by email, unless the recipient can demonstrate that a problem occurred with delivery. You should designate our email address as a "safe sender" so our emails do not get trapped in your spam filter.

11. **Limitations on Damages.**

WE WILL NOT BE LIABLE TO YOU FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES, EVEN IF YOU TELL US YOU MIGHT INCUR THOSE DAMAGES. This means that at most, you can sue us for the amount of your investment. You can't sue us for anything else.

12. **Waiver of Jury Rights.**

IN ANY DISPUTE WITH US, YOU AGREE TO WAIVE YOUR RIGHT TO A TRIAL BY JURY. This means that any dispute will be heard by an arbitrator or a judge, not a jury.

13. **Miscellaneous Provisions.**

13.1. **No Transfer.** You may not transfer your rights or obligations.

13.2. **Right to Legal Fees**. If we have a legal dispute with you, the losing party will pay the costs of the winning party, including reasonable legal fees.

13.3. **Headings.** The headings used in this Investment Agreement (*e.g.,* the word "Headings" in this paragraph), are used only for convenience and have no legal significance.

13.4. **No Other Agreements.** This Investment Agreement and the documents it refers to are the only agreements between us.

13.5. **Electronic Signature.** You will sign this Investment Agreement electronically, rather than physically.

SAMPLE SIGNATURE PAGE FOR AN INVESTOR WHO IS AN INDIVIDUAL

IN WITNESS WHEREOF, the undersigned has executed this Investment Agreement effective on the date first written above.

By: _____

Investor Signature

ACCEPTED

 RENOVARE DEVELOPMENT, LLC

By _____

   Jill Ferrari, Managing Partner

EXHIBIT D: NON-NEGOTIABLE PROMISSORY NOTE

RENOVARE DEVELOPMENT, LLC
Non-Negotiable Promissory Note

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR UNDER ANY STATE SECURITIES LAWS. THIS NOTE IS SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED, SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THIS NOTE UNDER THE ACT OR APPLICABLE STATE SECURITIES LAWS OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT ANY PROPOSED TRANSFER OR RESALE IS IN COMPLIANCE WITH THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS.

THIS NOTE IS OFFERED AND ISSUED PURSUANT TO A FORM C FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 23, 2022, AND AN INVESTMENT AGREEMENT BETWEEN THE COMPANY AND THE PURCHASER.

Name of Purchaser		*Principal Amount*	$_____

FOR VALUE RECEIVED, Renovare Development, LLC (the "Company"), hereby promises to pay to the Purchaser the Principal Amount indicated above, plus interest and other amounts described in the Company "Note Indenture" dated _____ the terms of which are hereby incorporated into this Non-Negotiable Promissory Note as if they were set forth in their entirety.

IN WITNESS WHEREOF, the Company has caused this instrument to be signed by its duly authorized officer.

Renovare Development, LLC

By _____

Jill Ferrari, Managing Partner

EXHIBIT E: NOTE INDENTURE

RENOVARE DEVELOPMENT, LLC
NOTE INDENTURE

This Note Indenture is entered into by Renovare Development, LLC, a Michigan limited liability company (the "Company") and each person who acquires a promissory note referencing this Note Indenture (a "Purchaser").

Background

The Company offers promissory notes (the "Notes") pursuant to a Form C filed with the Securities and Exchange Commission on February 23, 2022 (the "Offering"). This Note Indenture sets forth certain terms applicable to the Notes that are not set forth in the Notes themselves.

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties hereby agree as follows:

1. **Application of Note Indenture to Notes**. The Company and each Purchaser hereby agree that the terms of this Note Indenture shall apply to each Note, as if the terms of this Note Indenture were fully set forth in each Note.

2. **Events of Default**. An "Event of Default" shall be deemed to have occurred for purposes of this Note Indenture if:

2.1. The Company fails to pay to a Purchaser any amount due under the Note held by such Purchaser and such failure continues for thirty (30) days following written notice from such Purchaser; or

2.2. The Company becomes subject to a voluntary or involuntary proceeding of bankruptcy, insolvency, or otherwise subject to receivership and remains so for a period of sixty (60) days; or

2.3. The Company breaches its obligations under section 4 and such breach remains uncured for sixty (60) days following written notice from any Purchaser.

3. **Consequences of Default**.

3.1. **Notice**. Upon the occurrence of an Event of Default, the Company shall notify all Purchasers, describing the circumstances of such Event of Default (a "Notice of Default"). The Company's Notice of Default shall be accompanied by a list showing, with respect to each Purchaser, the name and email address of such Purchaser as well as the amount outstanding with respect to the Note(s) held by such Purchaser.

3.2.   **Appointment of Representative**.

3.2.1.   **Selection**. Upon the occurrence of an Event of Default, a single representative shall be appointed to represent all of the Purchasers as a group (the "Representative"). The Representative, who may but need not be a Purchaser, shall be selected by the affirmative vote of Purchasers holding a majority of the Notes, measured by the amount outstanding with respect to each Note. If the Purchasers have not selected a Representative within sixty (60) days following the Notice of Default, then the Company may select a Representative, who shall (i) not be employed by or affiliated with the Company, and (ii) have relevant experience representing the interests of bondholders or noteholders.

3.2.2.   **Authority of Representative**. The Representative shall have the power, on behalf of each Purchaser, to pursue such remedies against the Company as may be available by law and pursuant to this Note Indenture, for the purpose of maximizing the return to the Purchasers as a group, and to settle the claims of each Purchaser on such terms as the Representative may determine in its sole and unlimited discretion, subject to the other provisions of this Note Indenture. The Representative may pursue such remedies notwithstanding that the Representative does not have physical possession of the Notes and without naming the Purchasers as parties.

3.2.3.   **Power of Attorney**. Upon the appointment of a Representative, each Purchaser shall be deemed to have granted to the Representative a limited Power of Attorney for the purpose of carrying out such Representative's responsibilities under this Note Indenture. Each Purchaser shall, upon the request of the Representative, execute such additional documents and instruments as may be reasonably necessary to confirm such limited Power of Attorney and otherwise carry out the purposes of this Note Indenture.

3.2.4.   **No Separate Claims**. No Purchaser may bring any claim against the Company to enforce the payment obligation evidenced by a Note. All such claims may be brought only by the Representative, acting on behalf of and in the name of each Purchaser.

3.2.5.   **Release of Claims by Purchasers**. Each Purchaser hereby releases the Representative for all claims arising from the Representative's performance of its services pursuant to this Note Indenture, except and to the extent that such claims arise from the gross negligence or intentional misconduct of the Representative.

3.2.6.   **Fees of Representative**. The fees of the Representative shall be paid by the Company, and no Purchaser shall be obligated to pay such fees directly, understanding that the fees paid to the Representative by the Company could reduce the amount ultimately paid to the Purchasers with respect to the Notes.

3.2.7.   **Resignation of Representative**. A Representative may resign at any time by giving notice to the Company and all of the Purchasers at least thirty (30) days before such resignation is to become effective. Upon the resignation of a Representative a replacement shall be selected by the affirmative vote of Purchasers holding a majority of the Notes, measured by the amount outstanding with respect to each Note. If the Purchasers have not selected a replacement Representative within sixty (60) days following the effective date of the resignation, then the Company may select a replacement Representative in accordance with section 3.2.1.

3.2.8. **Termination of Representative**. The services of a Representative may be terminated at any time by the affirmative vote of Purchasers holding a majority of the Notes, measured by the amount outstanding with respect to each Note, but only if they simultaneously appoint a replacement Representative.

3.3. **Remedies**.

3.3.1. **In General**. Upon the occurrence of an Event of Default, the Purchasers shall be entitled to any remedy that may be available by law. However, the Representative shall not, without the affirmative consent of Purchasers holding a majority of the Notes, measured by the amount outstanding with respect to each Note, have the right to accelerate the payment of outstanding principal with respect to the Notes.

3.3.2. **Additional Interest**. Following the occurrence of an Event of Default, and continuing while such Event of Default remains in effect, the interest rate payable with respect to each Note shall be increased by twenty percent (20%). For example, if the interest rate on a Note were ten percent (10%) before an Event of Default, it would be twelve percent (12%) following and during the continuance of an Event of Default.

3.3.3. **Expenses**. Following the occurrence of an Event of Default, and continuing while such Event of Default remains in effect, the Company shall be responsible for the reasonable fees of the Representative, the reasonable fees of attorneys engaged by the Representative, and all other reasonable costs of the Representative incurred to pursue the remedies set forth above.

3.4. **Application of Payments**.

3.4.1. **In General**. Following any Event of Default with respect to any Note, and continuing while such Event of Default remains in effect, the Company shall apply all payments made by the Company with respect to Notes in the following order of priority:

(a) First, to pay the expenses described in section 3.3.3;

(b) Second, to pay interest due as of the date of such payment, in the order of the due dates of such interest, with the interest longest overdue paid first, and, if the amount available is insufficient to pay in full all interest due as of a given date, then to pay a *pro rata* portion of all such interest; and

(c) Third, to pay principal due as of the date of such payment, in the order of the due dates of such principal, with the principal longest overdue paid first, and, if the amount available is insufficient to pay in full all principal due as of a given date, then to pay a *pro rata* portion of all such principal.

3.4.2.   **Payments Deemed Held in Trust**. Any Purchaser who receives a payment while an Event of Default remains in effect in excess of the amount such Purchaser should have received pursuant to section 3.4.1 shall be deemed to be holding such excess in trust for the benefit of other Purchasers, and shall return such excess on demand.

3.5.   **Forbearance Not a Waiver**. If a Purchaser or the Representative delays in exercising or fails to exercise any of its rights under a Note or this Note Indenture, that delay or failure shall not constitute a waiver of any rights or of any breach or default. No waiver by a Purchaser or the Representative shall be effective unless the waiver is expressly stated in a writing signed by the Purchaser or the Representative, as the case may be.

3.6.   **Termination of Default**. An Event of Default shall be deemed to have been terminated upon the earliest to occur of:

3.6.1.   The date the Representative and the Company enter into a settlement of all claims; or

3.6.2.   If the acceleration of the outstanding principal with respect to the Notes has not been authorized by the Purchasers, the date the Company has paid (i) to the Purchasers, all interest and principal due through such date, taking into account section 3.3.2; and (ii) to the Representative, all the expenses described in section 3.3.3; or

3.6.3.   If the acceleration of the outstanding principal with respect to the Notes has been authorized by the Purchasers, the date the Company has paid (i) to the Purchasers all interest and principal due through such date, taking into account section 3.3.2 and (ii) to the Representative, all the expenses described in section 3.3.3; but only if Purchasers holding a majority of the Notes, measured by the amount outstanding with respect to each Note, agree to annul the demand for acceleration.

4.   **Limitation on Distributions**.

4.1.   **Certification Required**. Before making any distribution to its equity owners, the Company shall obtain from its Manager a certification that, in the opinion of the Manager, the remaining assets of the Company (*i.e.*, the assets remaining following such distribution) will, more likely than not, be sufficient to make all scheduled payments with respect to the Notes issued and outstanding at the time of such distribution.

4.2.   **No Distributions Upon Default**. The Company shall not make any distributions to its equity owners (i) following the occurrence of an Event of Default, (ii) while such Event of Default remains in effect, or (iii) for a period of three (3) months following the termination of such Event of Default.

4.3.   **Obligation to Return Distributions**. Before making any distribution to its equity owners, the Company shall obtain from each equity owner a binding written covenant that if an Event of Default occurs within six (6) months following the date of any distribution, such equity owner shall return to the Company the entire amount received by such equity owner during such six (6) month period.

4.4.   **Limitation of Liability**. Neither the Company's Manager nor any person acting on behalf of the Company's Manager shall be liable to any person for having made a certification described in section 4.1 unless such person acted out of self-interest and with gross negligence or intentional disregard to the financial condition of the Company. In no event shall any such person be liable if, immediately following the distribution that was the subject of the certification, the aggregate outstanding indebtedness of the Company did not exceed eighty percent (80%) of the aggregate fair market value of all of the Company's assets.

5.   **Payments Required**.

5.1.   **Maturity Date**. The entire amount outstanding under each Note, including all outstanding principal, Regular Interest, and Participation Interest (as such terms are defined below), shall be due on September 30, 2027 (the "Maturity Date").

5.2.   **Principal and Interest**. Interest ("Regular Interest") shall accrue on the outstanding principal of each Note at the rate of ten percent (10%) per year. Principal payments will be calculated over a 10-year amortization period with a balloon payment to be made at the end of 5 years. Interest will accrue for the first year and be added to the principal balance owed, until principal and interest payments ("Payments") begin on September 30, 2023. Thereafter payment shall be made at the end of each quarter, for the previous quarter. However, if the Company's Cash Flow (as defined below) is less than the amount of all payments due, the Company may defer the shortfall until such time as it has sufficient Cash Flow. In that event, the unpaid Regular Interest shall bear interest at twelve per cent (12%) per year until paid. See Exhibit A: Amortization Schedule attached.

5.3.   **Prepayment**. The Company may prepay any Note at any time, in whole or in part, without penalty.

6.   **Payment and Withholding**.

6.1.   **Payment**. All payments with respect to the Notes will be made as Automated Clearing House (ACH) deposits into an account designated by each Purchaser. To the extent a Purchaser does not authorize the Company to make such ACH distributions into a designated Purchaser account, payments to such Purchaser will be made by check and mailed to such Purchaser after deduction by the Company from each such check of a Fifty Dollar ($50) processing fee.

6.2.   **Withholding**. If any withholding tax is imposed on any payment made by the Company to a Purchaser pursuant to a Note, such tax shall reduce the amount otherwise payable with respect to such payment. Upon request of the Company, the Purchaser shall provide the Company with an Internal Revenue Service Form W-9 or other similar withholding certificate of a state, local or foreign governmental authority such that the Company may make payments under the Note without deduction for, or at a reduced rate of deduction for, any tax.

7.   **Transfers**.

7.1.   **Limitations on Transfers**. Notes may not be sold or otherwise transferred except with the consent of the Company, which may be withheld in the sole discretion of the Company.

7.2.   **Conditions**. In the event a Purchaser proposes to transfer a Note, the Company may, but shall not be required to, impose reasonable conditions including but not limited to: (i) Notes may be transferred only in whole units, *i.e.*, fractions of Notes may not be transferred; (ii) the transferee shall agree in writing to be bound by this Note Indenture; (iii) the transferor shall provide the Company with an opinion of counsel, satisfactory in form and substance to the Company's counsel, stating that the transfer is exempt from registration under the Securities Act of 1933 and other applicable securities laws; and (iv) the transferor and transferee shall together reimburse the Company for any reasonable expenses the Company incurs in connection with the transfer, including attorneys' fees.

7.3.   **First Right of Refusal**. In the event a Purchaser (the "Selling Purchaser") desires to sell or otherwise transfer one or more Notes (the "Transfer Notes") to a third party, he shall notify the Company, specifying the Note(s) to be transferred, the purchase price, the form of consideration, and all other material terms, as well as a copy of the binding legal agreement setting forth such terms (the "Sales Notice"). Within thirty (30) days after receipt of the Sales Notice the Company shall notify the Selling Purchaser whether the Company elects to purchase all (but not less than all) of the Transfer Notes. If the Company has not elected to purchase all of the Transfer Notes within the thirty (30) day period described above, the Selling Purchaser may proceed with the sale to the proposed purchaser. If the Company does not elect to purchase the Transfer Notes within the thirty (30) day period described above, and the Selling Purchaser and the purchaser subsequently agree to a reduction of the purchase price, a change in the consideration from cash or readily tradable securities to deferred payment obligations or non tradable securities, or any other material change to the terms set forth in the Sales Notice, such agreement between the Selling Purchaser and the purchaser shall be treated as a new offer and shall again be subject to this section.

7.4.   **Exempt Transfers**. The transfer of a Note to or for the benefit of a spouse, child or grandchild, or to a trust for their exclusive benefit, shall be exempt from the provisions of section 8; provided, however, that (i) the transferred Note shall remain subject to this Note Indenture, (ii) the transferee shall, as a condition to such transfer, deliver to the Company a written instrument confirming that such transferee shall be bound by all of the terms and conditions of this Note Indenture; and (iii) the transferred Note shall not thereafter be transferred further in reliance on this section 8.4.

8.   **Replacement of Indenture**.

8.1.   **In General**. This Note Indenture may be amended at any time with the consent of the Company and Purchasers owning more than fifty percent (50%) of all outstanding Notes, measured by outstanding principal amount. If any amendment is proposed by the Company and not approved by such

Purchasers within ninety (90) days, then the Company shall not again seek the consent of the Purchasers for such amendment for a period of an additional ninety (90) days.

8.2. **Amendment without Consent of Purchasers**. Without the consent of any Purchasers, the Company may amend this Note Indenture to:

8.2.1. Add to the obligations of the Company for the benefit of Purchasers of, or surrender any right or power conferred upon the Company;

8.2.2. Establish the form or terms of Notes;

8.2.3. Cure any ambiguity, defect, or inconsistency;

8.2.4. Amend restrictions on transferability of any Notes in any manner that does not adversely affect the rights of any Purchaser in any material respect;

8.2.5. Add to, change, or eliminate any of the provisions of this Note Indenture as applied to any Notes issued after the date of such change;

8.2.6. Secure the Notes; or

8.2.7. Make any other change that does not adversely affect the rights of any Purchaser.

9. **Related Parties**. In the event that Notes are held by persons related to the Company, such Notes shall be ignored (in both the numerator and denominator) for purposes of any provision of this Note Indenture requiring a vote of the holders of the Notes. A person shall be treated as "related" to the Company for these purposes if such person (i) is an officer, employee, or manager of the Company; (ii) is an officer, employee, or manager of the Manager of the Company; (iii) owns an equity interest in the Company or in the Manager of the Company; or (iv) bears a relationship to the Company described in section 267(b) or section 707(b) of the Internal Revenue Code, in each case substituting the phrase "at least 10%" for the phrase "more than 50%."

10. **Miscellaneous**.

10.1. **Electronic Delivery**. All communications from the Company to Purchasers, including but not limited to all tax forms, shall be via electronic delivery.

10.2. **Notice**. Any notice or document required or permitted to be given under this Note Indenture may be given by a party or by its legal counsel and shall be deemed to be given on the date transmitted by electronic mail (or by overnight delivery service, if applicable law does not permit notice by electronic mail), to jill@renovaredevelopment.com, if the recipient is the Company, or the email address used by the Purchaser when purchasing a Note, if the recipient is a Purchaser, or such other address as a party may designated by notice complying with this section.

10.3. **Not Redeemable.** Notes are not redeemable at the option of a Purchaser.

10.4. **No Sinking Fund**. Notes are not entitled to any sinking fund.

10.5. **Governing Law**. This Note Indenture and each Note shall be governed by the internal laws of Michigan without giving effect to the principles of conflicts of laws. Each Purchaser hereby (i) consents to the personal jurisdiction of the Michigan courts or the Federal courts located in Michigan, (ii) agrees that all disputes arising from this Agreement shall be prosecuted in such courts, (iii) agrees that any such court shall have in personam jurisdiction over such Purchaser, (iv) consents to service of process by notice sent by regular mail to the address used by the Purchaser to register at the Site and/or by any means authorized by Michigan law, and (v) if such Purchaser is not otherwise subject to service of process in Michigan, agrees to appoint and maintain an agent in Michigan to accept service, and to notify the Company of the name and address of such agent.

10.6. **Waiver of Jury Trial**. Each Purchaser acknowledges and agrees that any controversy that may arise under this Note Indenture or any Note is likely to involve complicated and difficult issues and, therefore, each Purchaser irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any legal action.

IN WITNESS WHEREOF, the parties have executed this Note Indenture as of the date first written above.


RENOVARE DEVELOPMENT, LLC


By _____
       Jill Ferrari, Manager

EXHIBIT A: AMORTIZATION SCHEDULE

		Accrued Interest	Regular Interest	Principal	Total Pmt.	Prin Bal	Quarterly Payments
30-Sep-23	1	$ 25,000.00	$2,083.33	$1,220.44	$ 28,303.77	$ 248,779.56	$ 28,303.77
	2		$2,073.16	$1,230.61	$3,303.77	$ 247,548.96	
	3		$2,062.91	$1,240.86	$3,303.77	$ 246,308.10	
	4		$2,052.57	$1,251.20	$3,303.77	$ 245,056.90	$ 9,911.31
	5		$2,042.14	$1,261.63	$3,303.77	$ 243,795.27	
	6		$2,031.63	$1,272.14	$3,303.77	$ 242,523.13	
	7		$2,021.03	$1,282.74	$3,303.77	$ 241,240.39	$ 9,911.31
	8		$2,010.34	$1,293.43	$3,303.77	$ 239,946.96	
	9		$1,999.56	$1,304.21	$3,303.77	$ 238,642.74	
	10		$1,988.69	$1,315.08	$3,303.77	$ 237,327.67	$ 9,911.31
	11		$1,977.73	$1,326.04	$3,303.77	$ 236,001.63	
	12		$1,966.68	$1,337.09	$3,303.77	$ 234,664.54	
	13		$1,955.54	$1,348.23	$3,303.77	$ 233,316.31	$ 9,911.31
	14		$1,944.30	$1,359.47	$3,303.77	$ 231,956.84	
	15		$1,932.97	$1,370.79	$3,303.77	$ 230,586.05	
	16		$1,921.55	$1,382.22	$3,303.77	$ 229,203.83	$ 9,911.31
	17		$1,910.03	$1,393.74	$3,303.77	$ 227,810.09	
	18		$1,898.42	$1,405.35	$3,303.77	$ 226,404.74	
	19		$1,886.71	$1,417.06	$3,303.77	$ 224,987.68	$ 9,911.31
	20		$1,874.90	$1,428.87	$3,303.77	$ 223,558.81	
	21		$1,862.99	$1,440.78	$3,303.77	$ 222,118.03	
	22		$1,850.98	$1,452.78	$3,303.77	$ 220,665.25	$ 9,911.31
	23		$1,838.88	$1,464.89	$3,303.77	$ 219,200.36	
	24		$1,826.67	$1,477.10	$3,303.77	$ 217,723.26	
	25		$1,814.36	$1,489.41	$3,303.77	$ 216,233.85	$ 9,911.31
	26		$1,801.95	$1,501.82	$3,303.77	$ 214,732.03	
	27		$1,789.43	$1,514.33	$3,303.77	$ 213,217.69	
	28		$1,776.81	$1,526.95	$3,303.77	$ 211,690.74	$ 9,911.31
	29		$1,764.09	$1,539.68	$3,303.77	$ 210,151.06	
	30		$1,751.26	$1,552.51	$3,303.77	$ 208,598.55	
	31		$1,738.32	$1,565.45	$3,303.77	$ 207,033.10	$ 9,911.31
	32		$1,725.28	$1,578.49	$3,303.77	$ 205,454.61	
	33		$1,712.12	$1,591.65	$3,303.77	$ 203,862.96	
	34		$1,698.86	$1,604.91	$3,303.77	$ 202,258.05	$ 9,911.31
	35		$1,685.48	$1,618.28	$3,303.77	$ 200,639.77	
	36		$1,672.00	$1,631.77	$3,303.77	$ 199,008.00	
	37		$1,658.40	$1,645.37	$3,303.77	$ 197,362.63	$ 9,911.31
	38		$1,644.69	$1,659.08	$3,303.77	$ 195,703.55	
	39		$1,630.86	$1,672.91	$3,303.77	$ 194,030.65	
	40		$1,616.92	$1,686.85	$3,303.77	$ 192,343.80	$ 9,911.31
	41		$1,602.86	$1,700.90	$3,303.77	$ 190,642.90	
	42		$1,588.69	$1,715.08	$3,303.77	$ 188,927.82	
	43		$1,574.40	$1,729.37	$3,303.77	$ 187,198.45	$ 9,911.31
	44		$1,559.99	$1,743.78	$3,303.77	$ 185,454.67	
	45		$1,545.46	$1,758.31	$3,303.77	$ 183,696.35	
	46		$1,530.80	$1,772.97	$3,303.77	$ 181,923.39	$ 9,911.31
	47		$1,516.03	$1,787.74	$3,303.77	$ 180,135.65	
	48		$1,501.13	$1,802.64	$3,303.77	$ 178,333.01	
	49		$1,486.11	$1,817.66	$3,303.77	$ 176,515.35	$ 9,911.31
	50		$1,470.96	$1,832.81	$3,303.77	$ 174,682.54	
	51		$1,455.69	$1,848.08	$3,303.77	$ 172,834.46	
	52		$1,440.29	$1,863.48	$3,303.77	$ 170,970.98	$ 9,911.31
	53		$1,424.76	$1,879.01	$3,303.77	$ 169,091.97	
	54		$1,409.10	$1,894.67	$3,303.77	$ 167,197.30	
	55		$1,393.31	$1,910.46	$3,303.77	$ 165,286.85	$ 9,911.31
	56		$1,377.39	$1,926.38	$3,303.77	$ 163,360.47	
	57		$1,361.34	$1,942.43	$3,303.77	$ 161,418.04	
	58		$1,345.15	$1,958.62	$3,303.77	$ 159,459.42	$ 9,911.31
	59		$1,328.83	$1,974.94	$3,303.77	$ 157,484.48	
	60		$1,312.37	$1,991.40	$3,303.77	$ 155,493.08	$ 162,100.62
					TOTAL PAYMENTS		$ 378,719.19

EXHIBIT F: LLC AGREEMENT

AMENDED AND RESTATED

OPERATING AGREEMENT

OF

RENOVARE DEVELOPMENT, LLC

THE UNITS DESCRIBED IN THIS OPERATING AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY APPLICABLE STATE OR OTHER FEDERAL SECURITIES LAWS.

SUCH INTERESTS MAY NOT BE SOLD, ASSIGNED, PLEDGED OR OTHERWISE DISPOSED OF AT ANY TIME WITHOUT EFFECTIVE REGISTRATION UNDER SUCH LAWS OR EXEMPTION THEREFROM AND COMPLIANCE WITH OTHER SUBSTANTIAL RESTRICTIONS ON TRANSFERABILITY SET FORTH IN THIS OPERATING AGREEMENT.

_____

TABLE OF CONTENTS

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34768791.9

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AMENDED AND RESTATED

OPERATING AGREEMENT

OF

RENOVARE DEVELOPMENT, LLC

This Amended and Restated Operating Agreement ("Agreement") is made and entered into as of _____, 2021 ("Effective Date"), by and among the parties listed on the attached Schedule A, as Members, and the Company (as defined below). Pursuant to the provisions of the Michigan Limited Liability Company Act, MCL 450.4102 et seq. ("Act"), the Members and the Company hereby agree as follows:

ARTICLE I
GENERAL PROVISIONS; DEFINITIONS

Section 1.1   Amendment and Restatement of Prior Operating Agreement, Withdrawal and Admission of Members.

The Amended and Restated Limited Liability Company Operating Agreement of the Company (the "Original Agreement") was entered into on May 3, 2019 among Jill Ferrari and Shannon Morgan ("Initial Members"), and amended in June 2020 to admit Civitas, LLC (Civitas), Viribus LLC (VIribus), and Partum LLC (Partum), as Members of the Company. As of the date of this Agreement, Civitas, Viribus and Partum have transferred their interest are no longer Members of the Company. Telosa, LLC, Pierce Capital Investing, LLC and, CityLife Communities, LLC are hereby admitted as Members of the Company. Effective as of the Effective Date, the Members amend and restate the Original Agreement, and replace in its entirety the previoys Amended and Restated Agreement with this Agreement.

Section 1.2   Continuation of the Company; Term.

Renovare Development, LLC ("Company"), a Michigan limited liability company, was formed as of August 9, 2018, by filing Articles of Organization with the Department of Licensing and Regulatory Affairs of the State of Michigan, as amended on May 17, 2019 to provide that the Company shall be manager managed. The term of the Company shall continue in perpetuity until the dissolution and termination of the Company in accordance with the provisions of Article VIII hereof.

Section 1.3   Limited Liability Company Agreement.

The Members have entered into this Agreement for the purpose of establishing the affairs of the Company and the conduct of its business in accordance with the provisions of the Act. The Members agree that during the term of the Company, the rights and obligations of the Members with respect to the Company will be determined in accordance with the terms and conditions of this Agreement and with the Act.

Section 1.4   Name.

The name of the Company shall be "Renovare Development, LLC" or such other name or names as may from time to time be designated by the Board of Managers (the "Managers" or "Board of Managers"). The Company's business may be conducted under its name and/or any other name or names as the Managers may deem advisable.

1

Section 1.5   Purpose and Powers.

The Company is organized as a real estate development and consulting firm that focuses on transformational redevelopment projects in urban communities and rural Michigan main streets that are primarily located within areas designated as Opportunity Zones by the federal government pursuant to Section 1400Z-1 of the Code. The Company may engage in such other projects as determined by the Managers pursuant to the terms of this Agreement. The Company shall have the authority to do all things consistent with, necessary to, or convenient to accomplishing its purposes and operating its business, including all powers granted by the Act. The Company shall have any and all powers necessary or desirable to carry out the purposes and business of the Company, to the extent that the same may be lawfully exercised by limited liability companies under the Act.

Section 1.6   Principal Office; Registered Office and Agent.

The principal office of the Company shall be located at such place (whether inside or outside the state of Michigan) as the Managers may from time to time designate. The Company may have such other offices (whether inside or outside the state of Michigan) as the Managers may from time to time designate. The registered office of the Company in the state of Michigan is located at 42 Watson St. Suite B, Detroit, Michigan 48201. The registered agent of the Company for service of process at such address is Jill Ferrari. The Managers may, in their discretion, change the registered office and/or registered agent from time to time by (i) filing the address of the new registered office and/or the name of the new registered agent with the Department of Licensing and Regulatory Affairs of the State of Michigan pursuant to the Act, and (ii) giving notice of such change to each of the Members.

Section 1.7   Tax Characterization.

The Members intend that the Company shall be treated as a partnership for U.S. federal and, if applicable, state or local income tax purposes, and the Company and each Member shall file all tax returns and shall otherwise take all tax and financial reporting positions in a manner consistent with such treatment.

Section 1.8   Definitions.

Capitalized terms used but not otherwise defined herein shall have the following meanings:

"Adjusted Capital Account Deficit" means with respect to any Capital Account as of the end of any Taxable Year, the amount by which the balance in such Capital Account is less than zero. For this purpose, a Member's Capital Account balance shall be:

> (i)   reduced for any items described in Treasury Regulations Sections 1.704-1(b)(2)(ii)(d)(4), (5), and (6); and

> (ii)   increased for any amount such Member is obligated to contribute or is treated as being obligated to contribute to the Company pursuant to Treasury Regulations Section 1.704-1(b)(2)(ii)(c) (relating to partner liabilities to a partnership) or Treasury Regulations Sections 1.704-2(g)(1) and 1.704-2(i) (relating to Minimum Gain).

"Affiliate" of any particular Person means (i) any other Person controlling, controlled by or under common control with such particular Person, where "control" means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, by contract or otherwise, and (ii) if such Person (other than the Company) is a partnership, any general partner thereof.

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"Affiliated Company" shall mean any limited liability company that has or may be formed in connection with the ownership and operation of a Project and is managed by the Company or by an Affiliate of the Company.

"Board of Managers" has the meaning set forth in Section 5.1 hereof.

"Book Value" means, with respect to any Company property, the value of the property for "book" or Capital Account purposes pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv). Without limiting the generality of the preceding sentence: (a) the initial Book Value of any property contributed by a Member to the Company will be the fair market value of the property on the date of the contribution, as reasonably determined by the Manager; and (b) the Book Value of all Company properties shall be adjusted to equal their respective fair market values (as determined by the Managers), in accordance with the rules set forth in Treasury Regulations Section 1.704-1(b)(2)(iv)(f), immediately prior to: (i) the date of the acquisition of any additional interest in the Company by any additional or existing Member in exchange for more than a de minimis Capital Contribution, (ii) the date of the Distribution of more than a de minimis amount of Company property to a Member, and (iii) in connection with the grant of any Units or any other interest in the Company (other than a de minimis interest) as consideration for the provision of services to or for the benefit of the Company by an existing Member, or by a new Member acting in a Member capacity or in anticipation of being a Member; provided that adjustments pursuant to clauses (i) and (ii) above shall be made only if the Managers reasonably determine that the adjustments are necessary or appropriate to reflect the relative economic interests of the Members. The Book Value of any Company property that is distributed to any Member shall be adjusted immediately prior to the Distribution to equal its fair market value. If any asset has a Book Value that differs from its adjusted tax basis, then the Book Value shall be adjusted by the amount of depreciation calculated for purposes of the definition of "Profits" and "Losses" rather than the amount of depreciation determined for United States federal income tax purposes.

"Capital Contributions" means the amount of any cash and cash equivalents and the fair market value of other property that a Member contributes or is deemed to have contributed to the Company, which, in the case of the Class A Members, shall include their respective Initial Capital Contributions.

"Class A Member" or "Class A Members" means the Member or Members, as applicable, shown as owning "Class A Units" on Schedule A attached to this Agreement.

"Class B Member" or "Class B Members" means the Member or Members, as applicable, shown as owning "Class B Units" on Schedule A attached to this Agreement.

"Code" means the United States Internal Revenue Code of 1986, as amended.

"Commitment" means with respect to each Class A Member, the amount set forth on Schedule A opposite such Class A Member's name under the column with the heading "Commitment."

"Distribution" means each distribution made by the Company to a Member, whether in cash, property or securities of the Company and whether by liquidating distribution, redemption, repurchase or otherwise; provided that a Distribution shall not include any payments to employees or other service providers as compensation or any recapitalization or exchange of securities of the Company, or any subdivision (by Unit split or otherwise) or any combination (by reverse Unit split or otherwise) of any outstanding Units.

"Distribution Threshold" means, with respect to a Profits Interest, the valuation of the Company on the date on which such Profits Interest is issued, as determined by the Managers in their sole discretion; provided, however, to the extent that market information is available to the Managers in connection with the determination of such valuation, the Managers shall reasonably base their determination on such information.

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"Electronic Transmission" means any form of communication not directly involving the physical transmission of paper that creates a record that may be retained, retrieved and reviewed by a recipient therefor, and that may be directly reproduced in paper form by such a recipient through an automated process.

"Event of Withdrawal" means the death, retirement, resignation, expulsion, bankruptcy or dissolution of a Member or the occurrence of any other event that terminates the continued membership of a Member in the Company.

"Excess Cash" means all cash and cash equivalents of the Company available for Distribution to the Members, as determined by the Managers in their sole discretion, after payment of, or reservation of sufficient capital for payment of, the Company's current and reasonably anticipated debts, obligations and working capital needs.

"Family Group" means an individual's spouse and descendants (whether natural or adopted) and any trust, limited partnership or limited liability company, of which the beneficial ownership is held solely by such individual, such individual's spouse and/or such individual's descendants.

"Fiscal Period" means any interim accounting period that is within a Taxable Year established by the Manager and is permitted or required by Code Section 706.

"Fiscal Year" means the Company's annual accounting period established pursuant to Section 9.3.

"Initial Capital Contribution" means, with respect to each Class A Member, the aggregate capital contributions made by such Class A Member (or by its predecessor with respect to the Class A Units acquired from such predecessor) prior to the date of this Agreement as described on Schedule A attached hereto.

"Initial Members" means Jill Ferrari and Shannon Morgan.

"Losses" means items of Company loss and deduction determined in accordance with Section 2.2(b).

"Manager(s)" means, individually, each member of the Board of Managers and collectively, all members of the Board of Managers appointed as provided in Section 5.3.

"Member" means each of the Persons listed on the signature pages hereto as Members and each Person who is admitted to the Company as a Member pursuant to Section 2.1, Section 6.6 or Section 7.2, in each case so long as such Person continues to hold any Units.

"Minimum Gain" means the partnership minimum gain determined pursuant to Treasury Regulations Section 1.704-2(d).

"Percentage Interest" means, with respect to any Member as of any date, the number of Units held by such Member on such date divided by the total number of Units outstanding on such date, expressed as a percentage.

"Person" means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization or a governmental entity or any department, agency or political subdivision thereof.

"Profits" means items of Company income and gain determined according to Section 2.2(b).

"Profits Interest" has the meaning set forth in Rev. Proc. 93-27, 1993-2 C.B. 343.

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"Project" means the development of any real property by the Company or an Affilaited Company in accordance with the Section 1.5 and the other terms of this Agreement.

"Project Owner" has the meaning set forth in **Error! Reference source not found.**.

"Pursuit Costs" means the funds necessary to pay the expenses incurred or to be incurred by the Company or an Affiliated Company in pursuing a Project and directly related thereto and customary to similar transactions, including expenses related to due diligence and obtaining various reports, studies and deposits.

"Tax Representative" means the Person designated by the Managers to serve as the "partnership representative," as defined in Section 6223(a) of the Code (as amended by the Bipartisan Budget Act of 2015 (the "BBA")).

"Taxable Year" means the Company's annual accounting period for federal income tax purposes determined pursuant to Section 9.4(a).

"Treasury Regulations" means the income tax regulations promulgated under the Code.

"Unit" means a Member's interest in the Profits, Losses and Distributions of the Company representing a fractional part of the aggregate interests in the Profits, Losses, and Distributions of the Company of all Members and shall include Class A Units and Class B Units; provided that any class or group of Units issued shall have the relative rights, powers, duties, and obligations specified with respect to such class or group of Units in this Agreement, and the interest of such class or group of Units in the Profits, Losses, and Distributions of the Company shall be determined in accordance with such relative rights, powers, duties, and obligations.

"Unrestricted Financing" means any financing which does not restrict the use of the proceeds of such financing in a manner that prevents the use of such proceeds for the payment of a Predevelopment Loan.

"Unreturned Capital Contributions" means, for each Class A Member, the aggregate Capital Contributions of such Class A Member, less all Distributions to such Class A Member pursuant to Section 3.1(a)(i)(A) hereof.

"Unsatisfied Commitment" means, for each Class A Member the difference obtained by subtracting from such Class A Member's Commitment specified on Schedule A, all Capital Contributions made by such Class A Member after the date of this Agreement.

ARTICLE II
CAPITAL CONTRIBUTIONS AND ACCOUNTS

Section 2.1   Capital Contributions and Issuance of Units.

(a)   The Company shall have two classes of Units, referred to herein as "Class A Units" and "Class B Units." In connection with the execution of this Agreement, each Class A Member (or its predecessor) has made, the Initial Capital Contribution in the amount listed opposite the Class A Member's name on the attached Schedule A. In exchange for the Capital Contributions set forth in Schedule A, each Class A Member is the owner of the number of Class A Units listed opposite the Class A Member's name on the attached Schedule A. The Class B Members have been issued the number of Class B Units listed opposite the Class B Members' names on the attached Schedule A, in accordance with and subject to the terms of Section 2.7 of this Agreement.

(b)   In the event that the full Capital Contributions are not made within ten business days of the dates set forth in Schedule A, the Class A Members shall forfeit their ownership interest.

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(c)   No Member shall be entitled to the return of its Capital Contribution except upon dissolution or termination of the Company, or as otherwise set forth in this Agreement.

(d)   Schedule A attached hereto shall set forth each Member's name, address, Initial Capital Contribution, if any, Commitment, if any, number of Units held and Percentage Interest as of the date of this Agreement. Such Schedule A shall be updated by the Board of Managers to reflect Transfers of Units, to the extent permitted under this Agreement, admissions of new Members, to the extent permitted under the terms of this Agreement and issuances of new or additional Units, to the extent permitted under this Agreement.

Section 2.2   Capital Accounts.

(a)   The Company shall establish and maintain a separate capital account for each Member according to the rules of Treasury Regulations Section 1.704-1(b)(2)(iv) (a "Capital Account").

(b)   For purposes of computing the amount of any item of Company income, gain, loss or deduction to be allocated pursuant to Article III and to be reflected in the Capital Accounts ("Profits" and "Losses"), the determination, recognition and classification of any such item shall be the same as its determination, recognition and classification for U.S. federal income tax purposes (including any method of depreciation, cost recovery or amortization used for this purpose), provided that:

(i)   The computation of all items of income, gain, loss and deduction shall include those items described in Code Section 705(a)(1)(B) or Code Section 705(a)(2)(B) and Treasury Regulations Section 1.704-1(b)(2)(iv)(i), without regard to the fact that such items are not includable in gross income or are not deductible for federal income tax purposes.

(ii)   If the Book Value of any Company property is adjusted pursuant to clause (b) of the definition of "Book Value," the amount of such adjustment shall be taken into account as gain or loss from the disposition of such property.

(iii)   Items of income, gain, loss or deduction attributable to the disposition of Company property having a Book Value that differs from its adjusted basis for tax purposes shall be computed by reference to the Book Value of such property.

(iv)   Items of depreciation, amortization and other cost recovery deductions with respect to Company property having a Book Value that differs from its adjusted basis for tax purposes shall be computed by reference to the property's Book Value in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(g).

(v)   To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Sections 732(d), 734(b) or 743(b) is required, pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis).

(vi)   Upon a Distribution of property to a Member, items of income, gain, loss and deduction of the Company shall be computed as if the Company had sold such property on the date of such Distribution at a price equal to its fair market value at that date.

Section 2.3   Negative Capital Accounts.

No Member shall be required to pay to any other Member or the Company any deficit or negative balance that may exist from time to time in such Member's Capital Account (including upon and after dissolution of the Company).

Section 2.4   No Interest.

Except as otherwise expressly provided herein, no Member shall be entitled to receive interest from the Company in respect of any positive balance in its Capital Account, and no Member shall be liable to pay interest to the Company in respect of any negative balance in its Capital Account.

Section 2.5   No Withdrawal.

No Person shall be entitled to withdraw any part of such Person's Capital Contributions or Capital Account or to receive any Distribution from the Company, except as expressly provided in this Agreement.

Section 2.6   Safe Harbor Election.

The Managers are hereby authorized and directed (a) to add the provisions described in proposed Treasury Regulations Section 1.704-1(b)(4)(xii) regarding the making of "forfeiture allocations" and the provisions described in proposed Treasury Regulations Section 1.83-3(1) necessary for the Company to make the "safe harbor election" when such proposed Treasury Regulations become finalized, in accordance with such finalized Treasury Regulations, and (b) to make such election. The Members hereby provide their consent to and agreement with such additional provisions and the making of such election.

Section 2.7   Profits Interest.

(a)   Each Member acknowledges and agrees that the membership interest issued to Class B Members prior to the Effective Date is intended to be a Profits Interest. Profits Interest holders shall be those Persons receiving awards of Profits Interest, which shall be designated as such on the book and records of the Company. The Company and each Member agree to treat each Profits Interest as a separate "Profits Interest" within the meaning of Rev. Proc. 93-27, 1993-2 C.B. 343, and it is the intention of the Company and the Members that Distributions to each Profits Interest holder pursuant to this Agreement be limited to the extent necessary so that the Profits Interest of such Profits Interest holder qualifies as a "Profits Interest" under Rev. Proc. 93-27, and this Agreement shall be interpreted in a manner consistent therewith. In the event that Distributions to a Member pursuant to this Agreement are limited as a result of this Section 2.7 (or any related limiting language in Section 8.2 of this Agreement), the Managers are authorized (but not required) to adjust future Distributions to the Profits Interest holders in whatever manner the Managers reasonably deem appropriate so that, after such adjustments are made, each Profits Interest holder receives, to the maximum extent possible, an amount of Distributions equal to the amount of Distributions such Profits Interest holder would have received were this Section 2.7 (and any related limiting language in Section 8.2) not part of this Agreement. Each Profits Interest holder agrees to take into account such distributive share in computing its federal income tax liability for the entire period during which it holds Profits Interest. The Company and each Profits Interest holder agree not to claim a deduction (as wages, compensation or otherwise) for the fair market value of such Profits Interest granted. The provisions of this Section 2.7 shall apply regardless of whether or not a Profits Interest holder files a Code Section 83(b) Election with respect to such Profits Interest.

(b)   By executing this Agreement, each Profits Interest holder authorizes and directs the Company to elect to have the "Safe Harbor" described in the proposed Revenue Procedure set forth in Internal Revenue Service Notice 2005-43 (the "IRS Notice"), including any similar Safe Harbor in any finalized Revenue Procedure, Revenue Ruling or Regulation, applicable to any Profits Interest in the Company transferred to a service provider by the Company on or after the effective date of such final pronouncement in connection with services provided to the Company. For purposes of making such Safe Harbor election, the Tax Representative is hereby designated as the "partner who has responsibility for federal income tax reporting" by the Company and, accordingly, execution of such Safe Harbor election by the Tax Representative constitutes execution of a "Safe Harbor Election" in accordance with the IRS Notice or any similar provision of any final pronouncement. The Company and each Profits Interest holder hereby agree to comply with all requirements of any such Safe Harbor, including any requirement that a Profits Interest holder prepare and file all federal income tax returns reporting the income tax effects of each Profits Interest issued by the Company in connection with services in a manner consistent with the requirements of the IRS Notice or other final pronouncement. In addition, the Company shall make all allocations required by effective Treasury Regulations similar to the proposed regulations.


ARTICLE III
DISTRIBUTIONS AND ALLOCATIONS


Section 3.1   <u>Distributions</u>.

(a)   The Company shall make Distributions of Excess Cash to the Members, at such times as determined by the Managers in their sole discretion; <u>provided</u>, <u>however</u>, that the Board of Managers shall be required to make a Distribution to Members if the Company possesses Excess Cash exceeding five hundred thousand dollars ($500,000.00). All such Distributions shall be shared between the Members as follows:

(i)   First, (A) 90% to the Class A Members allocated among them, to the extent of and in proportion to, their respective Unreturned Capital Contributions, until all Class A Members' Ureturned Capital Contributions are zero, and (B) 10%, to the Class B Members allocated among them, in proportion to their respective Percentage Interests; and

(ii)   Then, when all Members Unreturned Capital Contrbutons are zero, 100% to the Members, allocated among them in proportion to their respective Percentage Interests.

(iii)   Notwithstanding the foregoing, no Distributions shall be made with respect to a Profits Interest until the aggregate amount distributed on all other membership interest (including previously granted Profits Interest) under equals the Distribution Threshold with respect to that Profits Interest.

(b)   The Members shall look solely to the assets of the Company for any and all Distributions. If the assets of the Company remaining after the payment or discharge, or the provision for payment or discharge, of the debts, obligations, and other liabilities of the Company are insufficient to make any Distributions, no Member shall have any recourse against the separate assets of any other Member.

(c)   Within ninety (90) days following the end of each Fiscal Year, the Company shall distribute to each Member in an amount equal to (i) the income tax liability of the Member attributable to the taxable income allocable to the Member for such Fiscal Year with respect to such Member's membership interest, computed as set forth in this Article III, less (ii) the aggregate amount of Distributions to such Member by the Company during such Fiscal Year, if the amount per clause (i) is greater than the amount per clause (ii). A Member's income tax liability for purposes of this <u>Section 3.1</u> shall be computed by multiplying the taxable income allocable to the Member by forty percent (40%). Any Distributions under this <u>Section 3.1(c)</u> shall be treated as advances of and offset other Distributions payable under <u>Section 3.1(a)</u> of this agreement.

(d)   <u>Guaranteed Payments</u>. The Company may, from time to time, engage one or more Members to provide services to the Company as provided above and on such other terms and in such other instances as may be approved by the Members. The Members intend the payments of such compensation to be guaranteed

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payments without regard to the income of the Company as contemplated by Code Section 707(c). The payment of any compensation to a Member pursuant to this Section 3.1(d) will not affect the right of such Member to allocations of income, gain, loss, deduction or credit or Distributions of cash pursuant to the terms of this Agreement.

(e)   Payments of Debt or Other Obligations to Members. Payments made to Members pursuant to debt obligations or reimbursement to Members, shall not be deemed a Distribution to the Member receiving the payment.

Section 3.2   Allocations.

(a)   Profits. Subject to Section 3.2(d) describing Profit allocations attributable to a Taxable Year in which a Company liquidation occurs, and after giving effect to the Special Allocations described in Section 3.3, Profits for any Taxable Year shall be allocated to the Members in the following order and priority:

(i)   First, to the Members, pro-rata, in proportion to, and to the extent of, all Distributions received by each such Member under Section 3.1(a) with respect to such Taxable Year and all prior Taxable Years, determined on a cumulative basis, less the cumulative amount of Profits previously allocated to such Members pursuant to this Section 3.2(a)(i);

(ii)   Then, to the Members, pro-rata, in proportion to, and to the extent of, any Losses previously allocated to them pursuant to Section 3.2(b)(ii) below until the cumulative amount of Profits allocated under this Section 3.2(a)(ii) equals the cumulative amount of such Losses;

(iii)   Then, to the Members, pro-rata, in proportion to, and to the extent of, any Losses previously allocated to them pursuant to Section 3.2(b)(i) below until the cumulative amount of Profits allocated under this Section 3.2(a)(iii) equals the cumulative amount of such Losses; and

(iv)   Then, to the Members, pro-rata, in proportion to their respective Percentage Interests.

(b)   Losses. Subject to Section 3.2(d) describing Loss allocations attributable to a Taxable Year in which a Company liquidation occurs, and after giving effect to the Special Allocations described in Section 3.3, Losses for any Taxable Year shall be allocated to the Members in the following order and priority:

(i)   First, to the Members, pro-rata, in proportion to, and to the extent of, the positive balances in their respective Capital Accounts; and

(ii)   Then, to the Members, pro-rata, in proportion to their respective Percentage Interests.

(c)   The Losses allocated pursuant to Section 3.2(b)(ii) shall not exceed the maximum amount of Losses that can be so allocated without causing any Member to have an Adjusted Capital Account Deficit at the end of any Taxable Year. In the event that some, but not all of the Members would have Adjusted Capital Account Deficits as a consequence of an allocation of Losses pursuant to Section 3.2(b)(ii), the limitation set forth herein will be applied on a Member by Member basis, so as to allocate the maximum permissible Losses to each Member under Treasury Regulations Section 1.704-1(b)(2)(ii)(d). In other words, the amount of the Loss which would have caused any Member to have an Adjusted Capital Account Deficit shall be reallocated to the other Members of the Company who would not have an Adjusted Capital Account Deficit, pro-rata, in proportion to their Percentage Interests. In the event that all

Members have Adjusted Capital Account Deficits, Losses shall be allocated pro-rata in accordance with the Members' Percentage Interests. Any Losses allocated pursuant to this Section 3.2(c) shall be deemed allocated under Section 3.2(b)(ii).

(d) Profit and Loss Allocations for Year of Liqudiation. After giving effect to the Special Allocations set forth in Section 3.3, for any Taxable Year in which a Company liquidation occurs, Profits and Losses for any such Taxable Year shall be allocated among the Members in such a manner that, as of the end of such Taxable Year, the sum of (i) the Capital Account of each Member, (ii) such Member's share of Minimum Gain (as determined according to Treasury Regulations Section 1.704-2(g)), and (iii) such Member's partner nonrecourse debt minimum gain (as defined in Treasury Regulations Section 1.704-2(i)(3)) shall be equal to the respective net amounts, positive or negative, that would be distributed to such Member or for which such Member would be liable to the Company under the Act, determined as if the Company were to (x) liquidate the assets of the Company for an amount equal to their aggregate Book Value (without making any adjustment thereto under clause (b) of the definition of "Book Value" for such liquidation), and (y) distribute the proceeds of such liquidation pursuant to Section 8.2.

Section 3.3 Special Allocations.

(a) Losses attributable to partner nonrecourse debt (as defined in Treasury Regulations Section 1.704-2(b)(4)) shall be allocated in the manner required by Treasury Regulations Section 1.704-2(i). If there is a net decrease during a Taxable Year in partner nonrecourse debt minimum gain (as defined in Treasury Regulations Section 1.704-2(i)(3)), Profits for such Taxable Year (and, if necessary, for subsequent Taxable Years) shall be allocated to the Members in the amounts and of such character as determined according to Treasury Regulations Section 1.704-2(i)(4). This Section 3.3(a) is intended to be a minimum gain chargeback provision that complies with the requirements of Treasury Regulations Section 1.704-2(i)(4) and shall be interpreted in a manner consistent therewith.

(b) Nonrecourse deductions (as determined according to Treasury Regulations Section 1.704-2(b)(1)) for any Taxable Year shall be allocated to each Member ratably among such Members in the same proportion that Distributions would be made pursuant to Section 3.2(b)(ii). If there is a net decrease in the Minimum Gain during any Taxable Year, each Member shall be allocated Profits for such Taxable Year (and, if necessary, for subsequent Taxable Years) in the amounts and of such character as determined according to Treasury Regulations Section 1.704-2(f). This Section 3.3(b) is intended to be a minimum gain chargeback provision that complies with the requirements of Treasury Regulations Section 1.704-2(f), and shall be interpreted in a manner consistent therewith.

(c) If any Member that unexpectedly receives an adjustment, allocation or Distribution described in Treasury Regulations Sections 1.704-1(b)(2)(ii)(d)(4), (5) and (6) has an Adjusted Capital Account Deficit as of the end of any Taxable Year, computed after the application of Section 3.3(a) and Section 3.3(b) but before the application of any other provision of this Article III, then Profits for such Taxable Year shall be allocated to such Member in proportion to, and to the extent of, such Adjusted Capital Account Deficit. This Section 3.3(c) is intended to be a qualified income offset provision as described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted in a manner consistent therewith.

(d) Losses shall not be allocated to a Member if such allocation of Losses would cause the Member to have an Adjusted Capital Account Deficit. Losses that cannot be allocated to a Member shall be allocated to the other Members; provided, however, that if no Member may be allocated Losses due to the limitations of this Section 3.3(d), Losses shall be allocated to all Members pro rata, in the same proportion that Distributions would be made pursuant to Section 3.2(b)(ii).

(e) If, and to the extent that, any Member is deemed to recognize any item of income, gain, loss, deduction or credit as a result of any transaction between such Member and the Company pursuant to Code Section 83, 482, 483, 1272-1274 or 7872 or any similar provision now or hereafter in effect, and the Manager

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determines that any corresponding Profit or Loss of the Company should be allocated to the Members who recognized such item in order to reflect the Members' economic interests in the Company, then the Company may so allocate such Profit or Loss.

(f)	The allocations set forth in Section 3.3(a) through Section 3.3(d) (the "Regulatory Allocations") are intended to comply with certain requirements of Sections 1.704-1(b) and 1.704-2 of the Treasury Regulations. The Regulatory Allocations may not be consistent with the manner in which the Members intend to allocate Profit and Loss of the Company or make Distributions. Accordingly, notwithstanding the other provisions of this Article III, but subject to the Regulatory Allocations, income, gain, deduction and loss shall be reallocated among the Members so as to eliminate the effect of the Regulatory Allocations and thereby cause the respective Capital Accounts of the Members to be in the amounts (or as close thereto as possible) they would have been if Profit and Loss (and such other items of income, gain, deduction and loss) had been allocated without reference to the Regulatory Allocations. In general, the Members anticipate that this will be accomplished by specially allocating other Profit and Loss (and such other items of income, gain, deduction and loss) among the Members so that the net amount of the Regulatory Allocations and such special allocations to each such Member is zero. In addition, if in any Taxable Year or Fiscal Period there is a decrease in partnership minimum gain, or in partner nonrecourse debt minimum gain, and application of the minimum gain chargeback requirements set forth in Section 3.3(a) or Section 3.3(b) would cause a distortion in the economic arrangement among the Members, the Members may, if they do not expect that the Company will have sufficient other income to correct such distortion, request the Internal Revenue Service to waive either or both of such minimum gain chargeback requirements. If such request is granted, this Agreement shall be applied in such instance as if it did not contain such minimum gain chargeback requirement.

Section 3.4	Tax Allocations.

(a)	Except as provided in Section 3.4(b), Section 3.4(c) and Section 3.4(d), the income, gains, losses, deductions and credits of the Company will be allocated, for federal, state and local income tax purposes, among the Members in accordance with the allocation of such income, gains, losses, deductions and credits among the Members for computing their Capital Accounts; except that, if any such allocation is not permitted by the Code or other applicable law, the Company's subsequent income, gains, losses, deductions and credits will be allocated among the Members so as to reflect as nearly as possible the allocation set forth herein in computing their Capital Accounts.

(b)	Items of Company taxable income, gain, loss and deduction with respect to any property contributed to the capital of the Company shall be allocated among the Members in accordance with Code Section 704(c) so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its Book Value. In making allocations pursuant to this Section 3.4(b), the Managers shall apply, in their sole discretion, any method that may be permitted under Treasury Regulations Section 1.704-3.

(c)	If the Book Value of any Company asset is adjusted pursuant to the requirements of Treasury Regulations Section 1.704-1(b)(2)(iv)(e) or (f), subsequent allocations of items of taxable income, gain, loss and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Book Value in the same manner as under Code Section 704(c).

(d)	Allocations of tax credits, tax credit recapture and any items related thereto shall be allocated to the Members according to their interests in such items as determined by the Managers taking into account the principles of Treasury Regulations Section 1.704-1(b)(4)(ii).

(e)	Allocations pursuant to this Section 3.4 are solely for purposes of federal, state and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Profits, Losses, Distributions or other Company items pursuant to any provision of this Agreement.

(f)   The Managers shall elect to adjust the basis of the assets of the Company for federal income tax purposes in accordance with Code Section 754, which election shall be effective beginning with the Company's first Taxable Year.

ARTICLE IV
CERTAIN TRANSACTIONS

Section 4.1   Transactions with Interested Persons.

Unless otherwise provided herein or entered into in bad faith, no contract or transaction between the Company and one or more of its Managers or Members, or between the Company and any other limited liability company, corporation, partnership, association or other organization in which one or more of its Managers or Members have a financial interest or are directors, partners, members or officers, ("Related Companies") shall be voidable solely for such reason or solely because such Manager or Member was present or participated in the authorization of such contract or transaction; provided that the material facts as to the relationship or interest of such Manager or Member and as to the contract or transaction were disclosed or known to the Managers, the Managers approved such transaction, and the contract or transaction was fair and reasonable to the Company, and no Manager or Member interested in such contract or transaction, because of such interest, shall be considered to be in breach of this Agreement or liable to the Company, any Member or any other Person for any loss or expense incurred by reason of such contract or transaction or shall be accountable for any gain or profit realized from such contract or transaction. It is anticipated that certain project roles may be filled by Related Companies. Current anticipated contracts are outlined in Exhibit D, however, the Members understand that projects are not guaranteed. Future project-related roles by Related Companies must be approved by the Board of Managers.

ARTICLE V
MANAGEMENT

Section 5.1   Establishment of the Board.

Except as otherwise specifically set forth in this Agreement, the actions and affairs of the Company shall be managed by a board of Managers ("Board of Managers" or "Board"), acting in accordance with the terms of this Agreement. The Board of Managers shall have the right, power and authority to oversee the business and affairs of this Company and to do all things necessary to manage the business of the Company, and the Board of Managers is hereby authorized to take any action of any kind and do anything and everything the Board of Managers deems necessary or appropriate in accordance with the provisions of this Agreement and applicable law. Any action taken by the Board of Managers in accordance with the terms of this Agreement that is not otherwise in violation of applicable law shall constitute the act of, and shall serve to bind, the Company.

Section 5.2   Representation and Indemnification.

No Member shall take any action on behalf of or in the name of the Company, or enter into any commitment or obligation binding on the Company, except for actions authorized by the Board of Managers in the manner set forth herein. Each Member shall defend, indemnify and hold harmless the Company, the other Members and their respective Affiliates from and against any and all claims, demands, losses, damages, liabilities, lawsuits and other proceedings, judgements and awards, and costs and expenses (including reasonable attorney's fees) arising, directly or indirectly, in whole or in part, out of any breach of this Section 5.2 by such Member.

Section 5.3   Appointment of Managers.

The Initial Members shall each appoint one manager (each a "Manager") to the Board of Managers. The remaining Members shall vote to appoint one Manager. The names and addresses of the then-current Managers shall be set forth on Schedule B attached hereto; Schedule B shall be amended from time to time by the Board of Managers.

Section 5.4   Vacancy.

In the event that a vacancy is created on the Board at any time due to the death, disability, retirement, resignation or removal of a Manager, then the Member or its applicable successor-in-interest who appointed such Manager shall promptly appoint a new Manager to fill such vacancy. Until such vacany is filled, the applicable Member or successor-in-interest will serve as a Manager on the Board.

Section 5.5   Resignation.

Each Manager shall hold office until his or her death, resignation or removal as set forth in this Section 5.5. Any Manager may resign at any time upon written notice to the Board of Managers. Such resignation shall take effect at the time specified in the notice, and, unless specified in the notice, no acceptance of such resignation shall be necessary to make it effective. Any Manager may be removed with or without cause only by the Member that appointed such Manager. Any Manager who dies, resigns or is removed shall be replaced as Manager by the Member that appointed such Manager in accordance with Section 5.4 above.

Section 5.6   Meetings.

(a)   Generally. The Managers shall meet at such time and at such place as the Managers may designate. Meetings of the Managers may be held either in person or by means of telephone or video conference or other communications device that permits all Managers participating in the meeting to hear each other, at the offices of the Company or such other place (either within or outside the State of Michigan) as may be determined from time to time by the Board of Managers. Written notice of each meeting of the Managers shall be given to each Manager at least twenty (20) days prior to each such meeting. Any Manager may participate in a meeting of the Managers by means of telephone or video conference or other communications device that permits all Managers participating in the meeting to hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

(b)   Special Meetings. Special meetings of the Managers may be called by any Member upon at least three (3) business days' written notice to the Managers, or upon such shorter notice as may be approved by all the Managers. Any Manager may waive such notice as to himself/herself.

(c)   Attendance and Waiver of Notice. Attendance of a Manager at any meeting shall constitute a waiver of notice of such meeting, except where a Manager attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened. Neither the business to be transacted at nor the purpose of any regular or special meeting of the Managers need be specified in the notice or waiver of notice of such meeting.

(d)   Action Without Meeting. Any action required or permitted to be taken at any meeting of the Board of Managers or Members (including the election, removal and replacement of Managers) may be taken without a meeting if all of the Managers or Members, as applicable, unanimously consent to the action in writing (which may be in the form of electronic transmission).

Section 5.7   Manner of Acting.

The agreement of a majority of the Managers serving on the Board of Managers shall be necessary and sufficient for the transaction business affairs of the Company.

Section 5.8   Power and Authority.

Except as otherwise expressly provided in this Agreement, (a) the Managers shall conduct, direct, and exercise full control over all activities of the Company, (b) all management powers over the business and affairs of the Company shall be exclusively vested in the Managers, (c) the Managers shall have the sole power to bind or take any action on behalf of the Company, or to exercise any rights and powers (including, without limitation, the rights and powers to take certain actions, give or withhold certain consents or approvals, or make certain determinations, opinions, judgments, or other decisions) granted to the Company under this Agreement or any other agreement, instrument or other document to which the Company is a party, and (d) the Managers will have the sole power on behalf of and in the name of the Company to carry out any and all of the objects and purposes of the Company, and to perform all acts and enter into and perform all agreements and other necessary undertakings that, in their sole discretion, they deem necessary or advisable or incident thereto.

Section 5.9   Delegation of Authority; Initial Members.

(a)   The Managers may, from time to time, (i) appoint one or more Persons to be officers of the Company and may assign such titles and functions, and delegate such authority and duties, to such officers as they shall deem necessary or desirable, (ii) appoint, employ or otherwise contract with such other Persons for the transaction of the business of the Company or the performance of services for or on behalf of the Company as they shall determine in their sole discretion, and (iii) delegate to any Person (including any Member or officer of the Company or any Manager, and including through the creation of one or more committees) such authority and powers to act on behalf of the Company as they shall deem advisable in their sole discretion. Any appointment, employment, or other delegation pursuant to this Section 5.9 may be revoked at any time and for any or no reason by the Managers in their sole discretion. As of the Effective Date, the Board of Managers hereby unanimously appoints the Initial Members to serve as officers of the Company, and hereby approves the payment of compensation to the Initial Members in accordance with Schedule C attached hereto.

Section 5.10   Intentionally Omitted.

Section 5.11   Exculpation; Indemnification of Members, Manager, Officers and Others.

(a)   None of the Managers or any member, manager, shareholder, partner, director, officer, employee, agent, advisor, representative or affiliate of the Managers (or any of their respective members, managers, shareholders, partners, directors, officers, employees, agents, advisors, representatives or affiliates) shall be liable to any Member or the Company for (i) any action taken, or failure to act, as Manager, or on behalf of the Managers, with respect to the Company, unless and only to the extent that such Person acted or failed to act in bad faith or such action or inaction constitutes fraud, gross negligence or willful default or material breach of this Agreement; (ii) any action or inaction arising from reliance in good faith upon the opinion or advice of legal counsel as to legal matters or of accountants as to accounting matters in each case selected by any of them with reasonable care; or (iii) any action or inaction of any agent, contractor or consultant selected by any of them with reasonable care.

(b)   The Company hereby agrees to indemnify and hold harmless any Person (each an "Indemnified Person") to the fullest extent permitted under the Act, as the same now exists or may hereafter be amended, substituted or replaced (but, in the case of any such amendment, substitution or replacement only to the extent that such amendment, substitution or replacement permits the Company to provide broader indemnification rights than the Company is providing immediately prior to such amendment), against all expenses, liabilities and losses (including attorney fees, judgments, fines, excise taxes or penalties) reasonably incurred or suffered by such Person (or one or more of such Person's Affiliates) by reason of the fact that such Person is or was a Member or is or was serving as a Manager, officer, employee or agent of the Company or is or was serving at the request of the Company as a manager, officer, director, principal, member, employee or agent of another partnership, corporation, joint venture, limited liability company, trust or other enterprise; provided that (unless the Manager otherwise consents) no

Indemnified Person shall be indemnified for any expenses, liabilities and losses suffered that are attributable to such Indemnified Person's or its Affiliates' gross negligence, willful misconduct or knowing violation of law. Expenses, including attorney fees, incurred by any such Indemnified Person in defending a proceeding shall be paid by the Company in advance of the final disposition of such proceeding, including any appeal therefrom, upon receipt of an undertaking by or on behalf of such Indemnified Person to repay such amount if it shall ultimately be determined that such Indemnified Person is not entitled to be indemnified by the Company.

(c)   The right to indemnification and the advancement of expenses conferred in this Section 5.11 shall not be exclusive of any other right that any Person may have or hereafter acquire under any statute, agreement, action of the Managers or otherwise.

(d)   The Company may maintain insurance, at its expense, to protect any Indemnified Person against any expense, liability or loss described in paragraph (a) above whether or not the Company would have the power to indemnify such Indemnified Person against such expense, liability or loss under the provisions of this Section 5.11.

(e)   Notwithstanding anything contained herein to the contrary (including in this Section 5.11), any indemnity by the Company relating to the matters covered in this Section 5.11 shall be provided out of and to the extent of Company assets only and no Member (unless such Member otherwise agrees in writing or is found in a final decision by a court of competent jurisdiction to have personal liability on account thereof) shall have personal liability on account thereof or shall be required to make additional Capital Contributions to help satisfy such indemnity of the Company.

(f)   If this Section 5.11 or any portion hereof is invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Indemnified Person pursuant to this Section 5.11 to the fullest extent permitted by any applicable portion of this Section 5.11 that has not been invalidated and to the fullest extent permitted by applicable law.

Section 5.12   Compensation and Reimbursement.

No Manager employed by the Company, a Member, any Affiliate of the Company or any Affiliate of a Member shall be paid compensation by the Company for his, her or its services as a Manager. The foregoing shall not be deemed to limit or restrict the payment of any reasonable compensation or remuneration to any Person in such Person's capacity as an Initial Officer, Initial Officer, officer, employee, advisor or consultant to the Company or any Affiliated Company or any agreement or arrangement with the Company; provided that any such compensation arrangement complies with Section 4.1 of this Agreement and is approved by the Board of Managers. Furthermore, each Manager shall be entitled to be reimbursed for his, her or its reasonable out-of-pocket costs and expenses incurred in the course of his, her or its services hereunder.

Section 5.13   Devotion of Time to the Company.

Except as provided in **Error! Reference source not found.** with respect to the Initial Members who are also Managers, no Manager shall be required to manage the Company as his, her or its sole and exclusive function, and the Manager may have other business interests and may engage in other activities in addition to those relating to the Company. Neither the Company nor any Member shall have any right, by virtue of this Agreement, to share or participate in such other interests or activities of the Manager or to the income or proceeds derived from such interests or activities. No Manager shall incur liability to the Company or to any of the Members as a result of engaging in any other interests or activities.

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ARTICLE VI
MEMBERS

Section 6.1   Limitation of Liability.

Except as otherwise provided by applicable law, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and no Member or Manager shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Member or acting as a Manager of the Company; provided that a Member shall be required to return to the Company any Distribution made to it in error. The immediately preceding sentence shall constitute a compromise to which all Members have consented within the meaning of the Act. Notwithstanding anything contained herein to the contrary, the failure of the Company to observe any formalities or requirements relating to the exercise of its powers or management of its business and affairs under this Agreement or the Act shall not be grounds for imposing personal liability on the Members for liabilities of the Company.

Section 6.2   Lack of Authority of Individual Members.

Unless delegated such power in accordance with the terms of this Agreement, no Member shall in its capacity as such have the authority or power to act for or on behalf of the Company in any manner, to do any act that would be (or could be construed as) binding on the Company, or to make any expenditures on behalf of the Company, and the Members hereby consent to the exercise by the Managers of the powers and rights conferred upon it by law and this Agreement.

Section 6.3   No Right of Partition.

No current or former Member shall have the right to seek or obtain partition by court decree or operation of law of any Company property or the right to own or use particular or individual assets of the Company.

Section 6.4   Indemnification and Reimbursement for Payments on Behalf of a Member.

If the Company is obligated to pay any amount to a governmental body (or otherwise makes a payment) because of a Member's status or that is otherwise specifically attributable to a Member (including, without limitation, federal withholding taxes with respect to foreign members, state personal property taxes, state unincorporated business taxes, etc.), then such Member shall indemnify the Company in full for the entire amount paid (including, without limitation, any interest, penalties and expenses associated with such payments). The Managers may offset Distributions to which a Member is otherwise entitled under this Agreement against such Person's obligation to indemnify the Company under this section.

Section 6.5   Voting Rights.

On any matters for which the Members are required pursuant to this Agreement, the Act or other applicable law to be voted on by the Company's Members, an affirmative vote of a majority of Members shall be necessary for all such matters, unless otherwise expressly set forth in this Agreement. Each Member shall be entitled to cast the percentage of votes equal to its Percentage Interest in the Company.

Section 6.6   Admission of New Members.

In order for a Person to be admitted as an additional Member, such admission, and the terms and conditions of such admission, must be approved unanimously by the Managers and such Person must accept, adopt and agree to be bound by all of the terms and provisions of this Agreement, as the same may have been amended, as if such Person had joined in the original execution of this Agreement. .

Section 6.7 Pre-Emptive Rights.

    In the event that the Company proposes to issue any equity of the Company to any Person ("Offeree"), each other Member shall have the pre-emptive right to purchase a portion of such equity pro rata based on the number of membership Units then held by each Member. The Company shall be obligated to give written notice to each Member of its intention to issue such equity. Upon receipt of such notice, each Member shall have ten (10) business days in which to exercise such right, in whole or in part, by sending an acceptance notice to the Company. To the extent any Member does not purchase its entire allocation within the time provided, such unpurchased portion may be acquired by the Offeree.

ARTICLE VII
TRANSFERS OF UNITS

Section 7.1 Transfers by Members.

    (a) Subject to Section 7.1(b), no Member may directly or indirectly (including by means of a change of ownership or change of control of such Member or any Person directly or indirectly controlling such Member) sell, assign, transfer, exchange, mortgage, pledge, grant a security interest in, or otherwise dispose of or encumber (including by operation of law) all or any of such Member's Units (each such event, a "Transfer") without the express, prior written consent of the Board of Managers, and no such Transfer shall relieve the transferring Member ("Transferring Member") of its obligations hereunder unless such transferee ("Transferee") is admitted as a substitute Member pursuant to Section 7.2.

    (b) Notwithstanding anything to the contrary herein, no Transfer of Units shall be permitted, nor shall any transferee become a beneficial owner of Units pursuant to a Transfer, if such Transfer would cause (i) the Company to be treated as a publicly traded partnership within the meaning of Section 7704 of the Code, or (ii) the Company to have more than 100 members (as determined for purposes of Section 7704 of the Code, including the look-through rule in Treasury Regulations Section 1.7704-1(h)(3)).

Section 7.2 Assignments Generally; Substituted Member.

    (a) Validity. To the extent a Transfer is permitted under this Article VII such Transfer shall be valid only if:

      (i) The Transferring Member and the Transferee each execute and deliver to the Company such documents and instruments of conveyance as may be reasonably requested by the Managers to effect such Transfer and to confirm the agreement of the Transferee to be bound by the provisions of this Agreement.

      (ii) The Transferring Member and Transferee provide to the Managers any information reasonably necessary to permit the Company to file all required federal and state tax returns and other legally required information statements or returns (including the Transferee's taxpayer identification number). Without limiting the generality of the foregoing, the Company shall not be required to make any Distribution otherwise provided for in this Agreement with respect to any Units transferred until the Managers have received such information.

      (iii) The Transferring Member furnishes to the Company an opinion of counsel, which counsel and opinion shall be reasonably satisfactory to the Managers (and which opinion may be waived, in whole or in part, in the Managers' discretion), dated as of a date immediately prior to the proposed Transfer that:

(A)   the Transfer will not cause the Company to be deemed to be an "investment company" under the Investment Company Act of 1940, as amended;

(B)   either the interest Transferred has been registered under the Securities Act and any applicable state securities laws or the Transfer is exempt from all applicable registration requirements and will not violate any federal securities laws, state or provincial "blue sky" laws or other laws applicable to the Company or the interest and securities being transferred; and

(C)   the Transfer would not cause the Company to have more than 100 partners (within the meaning of Treasury Regulations Section 1.7704-1(h), including the look-through rule in Treasury Regulations Section 1.7704-1(h)(3).

(iv)   In all cases, the Company shall be reimbursed by the Transferring Member and/or Transferee for all costs and expenses that the Company reasonably incurs in connection with the Transfer.

(b)   <u>Rights and Obligations of Transferees and Transferring Members</u>.

(i)   A Transfer by a Member or other Person shall not itself dissolve the Company or entitle the Transferee to become a Member or exercise any rights of a Member.

(ii)   A Transfer by a Member shall not cause such Transferring Member to be released from any liability to the Company solely as a result of the Transfer.

(iii)   Profits, Losses, and other Company items shall be allocated between the Transferring Member and the Transferee according to Code Section 706.

(iv)   A Transferee that is not admitted as a Member pursuant to <u>Section 7.2(c)</u> shall be entitled only to Distributions and allocations of Profits and Losses with respect to the Units held thereby and shall have no other rights with respect to the Units transferred. The Transferee shall nevertheless be subject to all of the obligations applicable to a holder of Units under this Article VII. If the Transferee becomes a Member, the voting and other rights associated with the interest held by the Transferee shall be restored and be held by the Member along with all other rights with respect to the interest transferred.

(c)   <u>Admission of Transferee as Member</u>. Subject to the other provisions of this Article VII, a Transferee may be admitted to the Company as a Member only upon the Managers' agreement that all of the following conditions have been satisfied, upon which satisfaction the Transferee shall have, to the extent assigned, the rights and powers, and be subject to the restrictions and liabilities, of a Member under the Act and this Agreement, and shall be liable for any obligations of the Transferring Member:

(i)   The Transferee becomes a party to this Agreement as a Member by executing a counterpart signature page to this Agreement and executing such documents and instruments as the Managers may reasonably request as necessary or appropriate to confirm such Transferee as a Member in the Company and such Transferee's agreement to be bound by the terms and conditions of this Agreement;

(ii)   The Transferee pays or reimburses the Company for all reasonable legal, filing and publication costs that the Company incurs in connection with the admission of the Transferee as a Member; and

(iii)   If the Transferee is not a natural person of legal majority, the Transferee provides the Company with evidence reasonably satisfactory to the Managers of the authority of the Transferee to become a Member and to be bound by the terms and conditions of this Agreement.

Section 7.3   Void Assignment.

Any Transfer by any Member in contravention of this Agreement shall be void ab initio and ineffectual and shall not bind or be recognized by the Company or any other party. In the event of any Transfer in contravention of this Agreement, the purported Transferee shall have no right to any profits, losses or Distributions of the Company or any other rights of a Member.

ARTICLE VIII
DISSOLUTION AND LIQUIDATION AND VALUATION

Section 8.1   Dissolution.

The Company shall be dissolved, and its affairs shall be wound up and terminated, upon:

(a)   a unanimous vote of the Managers and Members;

(b)   a sale of all or substantially all of its assets; or

(c)   the entry of a decree of judicial dissolution of the Company under Section 450.4802 of the Act.

The Company shall not be dissolved by the admission of additional or substitute Members or by an Event of Withdrawal, and upon and after any such admission or event the Company shall continue in existence subject to the terms and conditions of this Agreement.

Section 8.2   Liquidation of Company Interests.

(a)   Upon dissolution, the Company shall be liquidated in an orderly manner. The Managers shall act (or they may appoint one or more Members, Managers, officers or other Persons to act) as the liquidators to wind up the affairs of the Company pursuant to this Agreement and terminate the Company. The costs of liquidation shall be borne by the Company. Prior to final Distribution and termination, the liquidators shall continue to operate the Company and its assets with all of the power and authority of the Managers. The steps to be accomplished by the liquidators are as follows:

(i)   the liquidators shall pay, satisfy and discharge all debts, obligations, and other liabilities of the Company to its creditors or otherwise make adequate provision for payment and discharge thereof (including, without limitation, establishing cash reserves to be held in escrow for contingent or unforeseen liabilities of the Company, in such amounts and for such holding periods as the liquidators may reasonably determine);

(ii)   after payment or provision for payment of all of the Company's liabilities has been made in accordance with subparagraph, a final allocation of all items of income, gain, loss, and expense shall be made in accordance with Section 3.2(d) hereof. Any non-cash assets

DocuSign Envelope ID: DEB218FC-2B4E-46DE-88A7-DB5A9F079E99

distributed to the Members shall first be written up or down to their fair market value, thus creating Profit or Loss (if any), which shall be allocated in accordance with Section 3.2(d); and

(iii)   all remaining assets of the Company shall be distributed to the Members: first, to the Members allocated among them, to the extent of and in proportion to, their respective Unreturned Capital Contributions, until all Members' Ureturned Capital Contributions are zero, and then, when all Members' Unreturned Capital Contrbutons are zero, to the Members, allocated among them in proportion to their respective Percentage Interests.

(b)   The Distribution of cash and/or property to a Member in accordance with the provisions of this Section 8.2 constitutes a complete return to such Member of its Capital Contributions and a complete Distribution to the Member of its interest in the Company and the Company's property. This paragraph constitutes a compromise to which all Members have consented within the meaning of the Act.

(c)   Upon completion of the Distribution of the Company's assets as provided herein, the Company shall be terminated (and the Company shall not be terminated prior to such time), and the Managers (or such other Person or Persons as the Act may require or permit) shall file a certificate of dissolution with the Department of Licensing and Regulatory Affairs of the State of Michigan, cancel any other filings made pursuant to this Agreement that are or should be canceled and take all such other actions as may be necessary to terminate the Company. The Company shall be deemed to continue in existence for all purposes of this Agreement until it is terminated pursuant to this Section 8.2(c).

(d)   A reasonable time shall be allowed for the orderly winding up of the business and affairs of the Company and the liquidation of its assets pursuant to this Section 8.2 in order to minimize any losses otherwise attendant upon such winding up.

(e)   The liquidators shall not be personally liable for the return of Capital Contributions or any portion thereof to any Member (it being understood that any such return shall be made solely from Company assets).

ARTICLE IX
BOOKS OF ACCOUNT

Section 9.1   Records and Accounting.

The Company shall maintain complete and accurate books of account of the Company's affairs at the Company's principal office, which books shall be open to inspection by any Member (or such Member's authorized representative) at any time during normal business hours with at least 48 hours' notice to the Company.

Section 9.2   Bank Accounts; Signature Authority.

The Company may establish accounts for the deposit of Company funds, in such types and at such institutions, as shall be determined from time to time by the Managers. Managers are authorized to open any bank accounts, and sign any related documents, necessary to operate the Company.

Section 9.3   Fiscal Year.

The Fiscal Year of the Company shall be the calendar year or such other annual accounting period as may be established by the Managers.

Section 9.4   <u>Tax Elections</u>.

(b)   The Taxable Year of the Company shall be the same as the Company's Fiscal Year, unless the Managers shall determine otherwise in their sole discretion and in compliance with applicable laws.

(c)   The Managers shall in their sole discretion determine whether to make or revoke any available election pursuant to the Code. Each Member will upon request supply any information necessary to give proper effect to any such election.

Section 9.5   <u>Tax Reports</u>.

The Company shall provide to each Member a Form K-1 for each Taxable Year at such time as will enable the Member to file his, her or its tax return on a timely basis (including extensions), and such other information as may be necessary for the preparation of the Member's United States federal and state income tax returns.

Section 9.6   <u>Tax Representative</u>.

(a)   All decisions regarding elections under Section 6221(b) of the Code, as amended by the BBA, shall be made by the Tax Representative, subject, in all cases, to the consent of the Managers.

(b)   Except as otherwise required by applicable law or regulatory requirements or determined by the Managers, each Member and each other Person who was a Member at any time (a "<u>Former Member</u>") agree (i) to treat, on such Member or Former Member's individual income tax returns, all tax-related items (including the amount of any contributions and Distributions, as well as any item of income, gain, loss, deduction or credit) relating to such Member or Former Member's interest in the Company in a manner consistent with the treatment of such item by the Company as reflected on the Schedule K-1 or other information statement furnished by the Company to such Member for use in preparing such Member or Former Member's income tax returns, (ii) to amend Member or Former Member's tax returns and pay any resulting taxes, interest and penalties in connection with the Company's electing under Section 6225(a) of the Code, as amended by the BBA, and (iii) to take into account any adjustments and pay any taxes, interest and penalties that result from the Company's electing under Section 6226 of the Code, as amended by the BBA. No Member or Former Member shall have the right to participate in the audit of any Company tax return or any administrative or judicial proceedings conducted by the Company or the Tax Representative arising out of or in connection with any such audit.

(c)   If the Company becomes liable for any taxes, interest or penalties under Section 6225 of the Code, as amended by the BBA (following a final determination of such liability by the relevant governmental authority, or as determined by the Managers), each Person that was a Member of the Company for the Taxable Year to which such liability relates shall indemnify and hold harmless the Company for such Person's allocable share of the amount of such tax liability, including any interest and penalties associated therewith, as reasonably determined by the Managers. The Company shall have a right of setoff against Distributions to a Member or Former Member in the amount of such withholding tax or other liability or obligation. Any amount withheld pursuant to this <u>Section 9.6</u> shall be treated as an amount distributed to such Member or Former Member for all purposes under this Agreement.

ARTICLE X
MISCELLANEOUS

Section 10.1   <u>Confidentiality</u>

Each party to this Agreement agrees that, except with the prior written consent of the affected party, it shall at all times keep confidential and not divulge or make accessible to anyone any confidential information, knowledge or data concerning or relating to the business or financial affairs of the Company or the other parties to which such party has been or shall become privy by reason of this Agreement; discussions or negotiations relating to this Agreement; or the terms of this Agreement. All Members shall retain all such information in trust in a fiduciary capacity for the sole use and benefit of the Company. Each Member acknowledges that the confidential information is valuable, special and unique to the Company, is proprietary to the Company, and that the Company wishes to protect such confidential information by keeping it secret and for the sole use and benefit of the Company. Each Member shall take all steps necessary and all steps requested by the Company to insure that all such confidential information is kept secret and confidential for the sole use and benefit of the Company. All records and other materials pertaining to the confidential information, whether or not developed by the Member, shall be and remain the exclusive property of the Company. Upon the Company's written request, a Member shall promptly deliver to the Company all materials concerning any confidential information, copies of such materials and any other materials of the Company which are in the Member's possession or under her or its control, and the Member shall not make or retain any copies or extracts of such materials. Notwithstanding the foregoing, however, confidential information may be disclosed to a party's directors, officers, partners, employees, advisors, financing sources or representatives who have a reasonable need to know such confidential information so long as such directors, officers, partners, employees, advisors, financing sources or representatives are informed of the confidential nature of such information and are directed to keep such information confidential. The confidentiality obligations of this Section 10.1 shall not apply to any information, knowledge or data (i) that is publicly available or becomes publicly available through no act or omission of the parties wishing to disclose the information, knowledge or data, or (ii) to the extent that the information, knowledge or data is required to the disclosed by any applicable law, regulation, legal process, regulatory body governmental authority or any court of competent jurisdictionMission Based Projects.

All development opportunities under consideration by the Company shall meet the Company's mission as described in this Agreement (focus on transformational redevelopment projects in urban communities and rural Michigan main streets that are predominantly located within Opportunity Zones), or such other projects as determined unanimously by the Managers.

Section 10.2   Further Action.

The parties shall execute and deliver all documents, instruments, and certificates, provide all information, and take or refrain from taking all such further actions as may be necessary or appropriate to achieve the purposes of this Agreement and effect the provisions hereof, as determined in good faith by the Managers.

Section 10.3   Title to Company Assets.

The Company's assets will be deemed to be owned by the Company as an entity, and no Member, individually or collectively, will have any ownership interest in any Company asset or any portion thereof.

Section 10.4   Creditors.

None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditors of the Company or any of its Affiliates, and no creditor who makes a loan to the Company or any of its Affiliates may have or acquire at any time as a result of making the loan any direct or indirect interest in Company Profits, Losses, Distributions, capital or property other than as a creditor.

Section 10.5   Amendments, Modifications or Waivers.

This Agreement may be amended only with both the approval of the Managers and a majority vote of the Members; provided, however, that this Agreement may be amended by the Managers to correct any errors in this Agreement.

Section 10.6   Successors and Assigns.

Except as otherwise provided herein, this Agreement shall inure to the benefit of and be binding upon the Members and their respective heirs, executors, administrators, legal representatives, successors and permitted assigns, whether so expressed or not.

Section 10.7   Remedies.

Each Member shall have all rights and remedies set forth in this Agreement and all rights and remedies which such Person has been granted at any time under any other agreement or contract and all of the rights which such Person has under any law. Any Person having any rights under any provision of this Agreement or any other agreements contemplated hereby shall be entitled to enforce such rights specifically (without posting a bond or other security) to recover damages by reason of any breach of any provision of this Agreement and to exercise all other rights granted by law. No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute a waiver of any such breach or any other covenant, duty, agreement or condition. Each Member acknowledges and agrees that the covenants and undertakings contained in this Agreement relate to matters which are of a special, unique and extraordinary character and that a violation of any of the terms of this Agreement will cause irreparable injury to the Company and that the amount of such injury will be extremely difficult, if not impossible, to estimate or determine and may not be adequately compensated by monetary damages alone. Therefore, each Member acknowledges that the Company may be entitled, in addition to all other rights and remedies available under this Agreement and applicable law, as a matter of course, to an injunction, restraining order or other equitable relief from any court of competent jurisdiction, restraining any violation or threatened violation of any of such terms by any Member and by such other Persons as the court shall order.

Section 10.8   Governing Law.

All issues and questions concerning the construction, validity, enforcement and interpretation of this Agreement and the exhibits and schedules hereto shall be governed by, and construed in accordance with, the laws of the state of Michigan, without giving effect to any choice of law or conflict of law rules or provisions (whether of the state of Michigan or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the state of Michigan. The parties hereto irrevocably consent to the exclusive jurisdiction of the state and federal courts sitting in the state of Michigan, agree that any proceeding in connection with any claim or dispute relating to or arising out of this Agreement or the relationship of the Company, the Manager and the Members shall be conducted in such courts, and waive any defense of lack of personal jurisdiction or improper or inconvenient venue. The undersigned irrevocably agrees to service of process by certified mail, return receipt requested, at the address set forth below.

Section 10.9   Severability.

Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or the effectiveness or validity of any provision in any other jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

Section 10.10   Counterparts.

This Agreement may be executed simultaneously in two or more separate counterparts, any one of which need not contain the signatures of more than one party, but each of which will be an original and all of which together shall constitute one and the same agreement binding on all the parties hereto.

Section 10.11   Descriptive Headings; Interpretation.

The descriptive headings of this Agreement are inserted for convenience only and do not constitute a substantive part of this Agreement. Whenever required by the context, any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa. The use of the word "including" in this Agreement shall be by way of example rather than by limitation. Reference to any agreement, document or instrument means such agreement, document or instrument as amended or otherwise modified from time to time in accordance with the terms thereof, and if applicable hereof. The use of the words "or," "either" and "any" shall not be exclusive. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

Section 10.12   Notices.

All notices, demands or other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given when (a) delivered personally to the recipient, (b) one (1) business day after being sent to the recipient by reputable overnight courier service (charges prepaid), or (c) sent by e-mail to the recipient. Such notices, demands and other communications shall be sent to the Members and to the Company at the following addresses:

If to the Members:	The addresses set forth on the attached Schedule A
If to the Company:	Renovare Development, LLC 42 Watson Street, Suite B Detroit, MI 48201 Attention: Jill Ferrari E-mail: jill@renovaredevelopment.com

Section 10.13   Complete Agreement.

This Agreement embodies the complete agreement and understanding among the parties and terminates, supersedes and preempts any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter hereof in any way. This Agreement is the sole Operating Agreement of the Company and all previous operating agreements of the Company are hereby superceded and revoked.

Section 10.14   Business Days.

If any time period for giving notice or taking action hereunder expires on a day which is a Saturday, Sunday or legal holiday in the state of Michigan or the jurisdiction in which the Company's principal office is located, the time period shall automatically be extended to the business day immediately following such Saturday, Sunday or legal holiday.

Section 10.15   Delivery by E-mail.

This Agreement, the agreements referred to in this Agreement, and any other agreement or instrument entered into in connection with or contemplated by this Agreement, and any amendments hereto or thereto, to the extent signed and delivered by means of e-mail, shall be treated in all manner and respect as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. At the request of any party to this or any other agreement or instrument, all other parties to this or the other applicable argreeement or instrument shall re-execute original forms thereof and deliver them to all other parties. No party to this or to any other agreement or instrument shall raise the use of e-mail to deliver

DocuSign Envelope ID: DEB218FC-2B4E-46DE-88A7-DB5A9F079E99

a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of e-mail as a defense to the formation or enforceability of a contract and each such party forever waives any such defense.

   Section 10.16 <u>Acknowledgment Regarding Legal Advice</u>.

    Each Member acknowledges and agrees that Linchpin Legal PLLC has been retained by the Company in connection with this Agreement. Each Member has been advised to seek the advice of its own separate and independent legal counsel regarding this Agreement and the transactions contemplated in connection with this Agreement. Linchpin Legal PLLC is not representing any Member in connection with this Agreement and the transactions contemplated by this Agreement, and its legal and ethical obligations are solely to the Company. Each Member has been advised that a conflict of interest exists by and among them and the Company. Honigman LLP has represented only Civitas and Viribus in connection with the preparation of this Agreement.


[SIGNATURES ON FOLLOWING PAGE]


[SIGNATURE PAGE TO AMENDED AND RESTATED OPERATING AGREEMENT OF RENOVARE DEVELOPMENT, LLC, DATED AS OF DECEMBER 21, 2021]

IN WITNESS WHEREOF, the parties hereto have caused this Amended and Restated Operating Agreement of Renovare Development, LLC to be signed as of the date first above written.

COMPANY:

Renovare Development, LLC

DocuSigned by:
By Jill Ferrari
81316FEA23184BB...
Jill Ferrari
Its: Manager and Initial Officer

DocuSigned by:
By
4FF74C1AE8584A5...
Shannon Morgan
Its: Manager and Initial Officer

DocuSigned by:
By Aaron Jonker
55FA4322F2E54B9...
Telosa, LLC
Its; Member

DocuSigned by:
By Scott Malvich
F1EFB901A329496...
Pierce Capital Investing, LLC

DocuSigned by:
By Bernard Glieberman
33EF726BCD9D4B4...
Citylife Communities, LLC

MEMBERS:

DocuSigned by:
Jill Ferrari
81316FEA23184BB...
Jill Ferrari

DocuSigned by:
4FF74C1AE8584A5...
Shannon Morgan

DocuSigned by:
Aaron Jonker
55FA4322F2E54B9...
Aaron Jonker

DocuSigned by:
By Scott Malvich
F1EFB901A329496...
Scott Malvich

DocuSigned by:
By Bernard Glieberman
33EF726BCD9D4B4...
Bernie Glieberman

DocuSign Envelope ID: DEB218FC-2B4E-46DE-88A7-DB5A9F079E99

SCHEDULE A

TABLE OF MEMBERS
(as of December 21, 2021)

Member	Address	Initial Capital Contribution	Commitment	Class A Units	Class B Units	Percentage Interest
Telosa, LLC	927 Giddings SE Grand Rapids, MI 49506	$150,000	$150,000	9,000		9%
Pierce Capital Investing, LLC	P.O. Box 368 Davisburg, MI 48350	$200,000	$200,000	15,000		15%
Citylife Communities, LLC	23370 Commerce Drive Farmington Hills, MI 48335	$345,000	$345,000	21,000[1]		21%
Jill Ferrari	42 Watson Street, Suite B Detroit, MI 48201 E-mail: jill@renovaredevelopment.com			0	25,500	25.5%[2]
Shannon Morgan	42 Watson Street, Suite B Detroit, MI 48201 E-mail: shannon@renovaredevelopment.com			0	25,500	25.5%
Reserve				4,000		4%
TOTAL		$695,000	$695,000	49,000	51,000	100%

---

[1] The Membership Interest being transferred to Citylife Communities, LLC through this Agreement is being transferred pursuant to a promissory note dated, 2021 and attached as Exhibit E. Until this note is paid in full, all distributions to Citylife Communities, LLC must be applied to the balance of that note until paid in full. In addition, Citylife Communities, LLC may not appoint a Manager to the Board of Managers until the note is paid in full.

[2] The Class B Members are receiving all of their Units in consideration for services rendered to or on behalf of the Company. These Units will not be reflected in their initial Capital Accounts, as such Units will not entitle the Class B Members to interests in the Company's existing capital, but instead, will only entitle them to an interest in the Company on a prospective basis. Such Class B Units are intended to be "profits interests" as defined in Revenue Procedure 93-27, 1993-2 C.B. 343, as clarified by Revenue Procedure 2001-43, 2001-2, C.B. 191.

DocuSign Envelope ID: DEB218FC-2B4E-46DE-88A7-DB5A9F079E99

SCHEDULE B

MANAGERS
(as of December 21, 2021)

Manager	Address
Jill Ferrari (appointed by Jill Ferrari)	42 Watson Street, Suite B Detroit, MI 48201
Shannon Morgan (appointed by Shannon Morgan)	42 Watson Street, Suite B Detroit, MI 48201
Scott Malvich (appointed by remaining Members)	P.O. Box 368 Davisburg, MI 48350

DocuSign Envelope ID: DEB218FC-2B4E-46DE-88A7-DB5A9F079E99

SCHEDULE C

Compensation to Initial Members and General Duties

Each of the Initial Members of the Company shall receive annual compensation of $125,000, payable in twelve equal monthly installments on or around the first day of each calendar month, commencing on the first day of the calendar month following the Effective Date.

The Initial Members agree to maintain a minimum balance in the Company's operating account of one hundred thousand dollars ($100,000.00) ("Minimum Balance"). In the event that the operating account for the Company has a balance below the Minimum Balance, the Initial Members agree to forego guaranteed payments until the Minimum Balance can be maintained.

SCHEDULE D

Anticipated Related Party Contracts

Project	Member(s)	Contracting Company	Role
Bellaire Marketplace	Telosa, LLC	Wolverine Building Company	General Contractor
Bellaire Marketplace	Jill Ferrari/Shannon Morgan	Renovare Consulting, LLC	Brownfield Consulting/Project Management
Project T - Benton Harbor	Telosa, LLC	Wolverine Building Company,LLC	General Contractor
Project T - Benton Harbor	Jill Ferrari/Shannon Morgan	Renovare Consulting, LLC	Brownfield Consulting/Project Management
Renovare Marquette Homes	Citylife Communities, LLC	Citylife Communities, LLC	General Contractor
Renovare Marquette Homes	Jill Ferrari/Shannon Morgan	Renovare Consulting, LLC	Brownfield Consulting/Project Management
Munising Firehall	Jill Ferrari/Shannon Morgan	Renovare Consulting, LLC	Brownfield Consulting/Project Management
Munising Firehall	Telosa, LLC	Wolverine Building Company	Construction Management
Munising Marketplace	Jill Ferrari/Shannon Morgan	Renovare Consulting, LLC	Brownfield Consulting/Project Management
Munising Marketplace	Telosa, LLC	Wolverine Building Company	Construction Management
Renovare Ypsilanti Homes	Telosa, LLC	Wolverine Building Company	General Contractor
Renovare Ypsilanti Homes	Jill Ferrari/Shannon Morgan	Renovare Consulting, LLC	Brownfield Consulting/Project Management

EXHIBIT G: FINANCIAL STATEMENTS

_24_ day of __February__ , 2022

I, Jill Ferrari, I certify that:

1. The financial statements of Renovare Development, LLC included in this Form are true and complete in all material respects; and
2. Renovare Development, LLC was formed in 2018, with two tax returns filed to date, for 2019 and 2020.

By: **RENOVARE DEVELOPMENT, LLC**

By   *Jill Ferrari*
_____

Jill Ferrari, Manager

RENOVARE DEVELOPMENT, LLC	
2021 - Profit and Loss Statement (unaudited)	
INCOME	$17,007.00
TOTAL INCOME	**$17,007.00**
EXPENSES	**$61,411.00**
TOTAL EXPENSES	**$61,411.00**
NET INCOME	**-$44,404.00**

RENOVARE DEVELOPMENT, LLC	
2021 - Balance Sheet (Unaudited)	
ASSETS	
Current Assets	$259,488.00
Fixed Assets	$0.00
Other Assets	$0.00
TOTAL ASSETS	**$259,488.00**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	$45,445.86
Long-term Liabilities	$0.00
Total Liabilities	$45,445.86
Equity	
Opening balance	$390,000.00
Retained earnings	$-420,000.00
Net Income	$-44,404.00.00
Total Equity	$-74,404.00
TOTAL LIABILITIES AND EQUITY	**$-28,958.14.00**

RENOVARE DEVELOPMENT, LLC	
2021 - Statement of Cash Flows (Unaudited)	
OPERATING ACTIVITIES	
Net Income	$-44,404.00
Adjustments to reconcile to Net Cash	$0.00
Net Cash provided by operating activities	**$-44,404.00**
INVESTING ACTIVITIES	
Net Cash provided by investing activities	**$0.00**
FINANCING ACTIVITIES	
Net Cash provided by financing activities	**$259,488.00**
NET CASH FOR PERIOD	**$215,084.00**
CASH AT BEGINNING OF PERIOD	**$38,402.05.00**
CASH AT END OF PERIOD	**$259,488.00**

RENOVARE DEVELOPMENT, LLC	
2020 - Profit and Loss Statement (unaudited)	
INCOME	$33,507.00
TOTAL INCOME	**$33,507.00**
EXPENSES	**$294,547.38**
TOTAL EXPENSES	**$294,547.39**
NET INCOME	**-$261,040.00**

RENOVARE DEVELOPMENT, LLC	
2020 - Balance Sheet (Unaudited)	
ASSETS	
Current Assets	$38,402.05
Fixed Assets	$0.00
Other Assets	$0
TOTAL ASSETS	**$38,402.05**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	$0.00
Long-term Liabilities	$45,446
Total Liabilities	$45,446
Equity	
Opening balance	$400,000.00
Retained earnings	$-400,000.00
Net Income	$-278,746.87
Total Equity	$0
TOTAL LIABILITIES AND EQUITY	**$38,402.05**

RENOVARE DEVELOPMENT, LLC	
2020 - Statement of Cash Flows (Unaudited)	
OPERATING ACTIVITIES	
Net Income	-$260,219.04
Adjustments to reconcile to Net Cash	$151,82.00
Net Cash provided by operating activities	**$-275,401.04**
INVESTING ACTIVITIES	
Net Cash provided by investing activities	**$0.00**
FINANCING ACTIVITIES	
Net Cash provided by financing activities	**$236,068.67**
NET CASH FOR PERIOD	**$-39,332.37**
CASH AT BEGINNING OF PERIOD	**$77,734.42**
CASH AT END OF PERIOD	**$38,402.05**

EXHIBIT H: BACKGROUND CHECKS



1. Name of covered person: Renovare Development, LLC
2. Date: February 9, 2022

This Bad Actor Report summarizes the results obtained from a search of court, regulatory, and agency records that cover each of the enumerated events that would trigger disqualification from offering securities under the claimed exemption from registration, or require disclosure.

Summary: Our investigation revealed that Renovare Development, LLC is likely: **Not disqualified**	✅
Criminal Convictions: Felony or misdemeanor conviction in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a criminal conviction was found.	✅
Civil Orders, Judgments, and Decrees: Order, judgment or decree of any court of competent jurisdiction that restrains or enjoins a the covered person from engaging or continuing to engage in any conduct or practice in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a civil order, judgment, or decree was found.	✅
Regulatory Authority Orders: Final order of a state securities commission, state banking regulator, state insurance commission, federal banking regulator, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the covered person from association with any entity regulated by such commission, authority, agency, or officer; engaging in the business of securities, insurance or banking; engaging in savings association or credit union activities; or that constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct. **Details**: No information indicating a regulatory order was found.	✅
SEC Regulated Person Orders: Order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes the covered person's registration as a broker, dealer, municipal securities dealer or investment adviser; places limitations on the activities, functions or operations of the covered person; or bars the covered person from being associated with any entity or participating in the offering of any penny stock. **Details**: No information indicating a regulated person order was found.	✅

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com

1. Name of covered person: Renovare Development, LLC
2. Date: February 9, 2022

This Bad Actor Report summarizes the results obtained from a search of court, regulatory, and agency records that cover each of the enumerated events that would trigger disqualification from offering securities under the claimed exemption from registration, or require disclosure.

Summary: Our investigation revealed that Renovare Development, LLC is likely: **Not disqualified**	✅
Criminal Convictions: Felony or misdemeanor conviction in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a criminal conviction was found.	✅
Civil Orders, Judgments, and Decrees: Order, judgment or decree of any court of competent jurisdiction that restrains or enjoins a the covered person from engaging or continuing to engage in any conduct or practice in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a civil order, judgment, or decree was found.	✅
Regulatory Authority Orders: Final order of a state securities commission, state banking regulator, state insurance commission, federal banking regulator, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the covered person from association with any entity regulated by such commission, authority, agency, or officer; engaging in the business of securities, insurance or banking; engaging in savings association or credit union activities; or that constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct. **Details**: No information indicating a regulatory order was found.	✅
SEC Regulated Person Orders: Order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes the covered person's registration as a broker, dealer, municipal securities dealer or investment adviser; places limitations on the activities, functions or operations of the covered person; or bars the covered person from being associated with any entity or participating in the offering of any penny stock. **Details**: No information indicating a regulated person order was found.	✅

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com

1. Name of covered person: Jill Ferrari
2. Date: February 9, 2022

This Bad Actor Report summarizes the results obtained from a search of court, regulatory, and agency records that cover each of the enumerated events that would trigger disqualification from offering securities under the claimed exemption from registration, or require disclosure.

Summary: Our investigation revealed that Jill Ferrari is likely: **Not disqualified**	✅
Criminal Convictions: Felony or misdemeanor conviction in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a criminal conviction was found.	✅
Civil Orders, Judgments, and Decrees: Order, judgment or decree of any court of competent jurisdiction that restrains or enjoins a the covered person from engaging or continuing to engage in any conduct or practice in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a civil order, judgment, or decree was found.	✅
Regulatory Authority Orders: Final order of a state securities commission, state banking regulator, state insurance commission, federal banking regulator, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the covered person from association with any entity regulated by such commission, authority, agency, or officer; engaging in the business of securities, insurance or banking; engaging in savings association or credit union activities; or that constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct. **Details**: No information indicating a regulatory order was found.	✅
SEC Regulated Person Orders: Order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes the covered person's registration as a broker, dealer, municipal securities dealer or investment adviser; places limitations on the activities, functions or operations of the covered person; or bars the covered person from being associated with any entity or participating in the offering of any penny stock. **Details**: No information indicating a regulated person order was found.	✅

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com

SEC Cease-and-Desist Orders: Order of the SEC that orders the covered person to cease and desist from committing or causing a violation of or future violation of any scienter-based anti-fraud provision of the federal securities laws; or Section 5 of the Securities Act. **Details**: No information indicating a SEC cease-and-desist order was found.	✅
Self-Regulatory Organization Orders: Suspension or expulsion from membership in, or suspension or bar from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principals of trade. **Details**: No information indicating a self-regulatory organization order was found.	✅
SEC Stop Orders: Participation in any registration statement or Regulation A offering statements filed with the SEC that was the subject of a refusal order, stop order, or order suspending the Regulation A exemption. **Details**: No information indicating a SEC stop order was found.	✅
USPO Orders: United States Postal Service false representation order, or any temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations. **Details**: No information indicating a USPO order was found.	✅
Other Information: Results for searches covering a Social Security Number trace, nationwide arrests, federal and county criminal records, sex offender registry, other civil litigation, bankruptcy records, and international watch lists. This information does not impact the ability to undertake any particular securities offering. **Details:** No derogatory other information was found.	✅

Important information: Bad Actor Report by CrowdCheck is provided as a tool to help securities issuers and intermediaries establish that they have conducted "reasonable care" to discover whether any covered persons involved in the offering trigger any of the "Bad Actor" disqualifications that prevent the issuer from conducting certain securities offerings or require disclosure. While the search conducted by CrowdCheck is robust, CrowdCheck does not guarantee that the search will identify all disqualifying events. A more complete search would only be possible with expensive in-person investigation, and would be affected by the locations in which the subject person had lived. Additionally, false positives may occur due to similarity in names of individuals that will require further efforts on the part of the issuer and intermediary. CrowdCheck only checks persons that are identified to it as "covered persons" and is not responsible for establishing whether any given individual is a "covered person." The results of the Bad Actor Report do not constitute legal advice or investment advice of any kind. By using the Bad Actor Report by CrowdCheck, you agree to hold CrowdCheck harmless from any and all claims, responsibility, or liability that may result from the information provided by Bad Actor Report.

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com

1. Name of covered person: Shannon Morgan
2. Date: February 9, 2022

This Bad Actor Report summarizes the results obtained from a search of court, regulatory, and agency records that cover each of the enumerated events that would trigger disqualification from offering securities under the claimed exemption from registration, or require disclosure.

Summary: Our investigation revealed that Shannon Morgan is likely: **Not disqualified**	✅
Criminal Convictions: Felony or misdemeanor conviction in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a criminal conviction was found.	✅
Civil Orders, Judgments, and Decrees: Order, judgment or decree of any court of competent jurisdiction that restrains or enjoins a the covered person from engaging or continuing to engage in any conduct or practice in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a civil order, judgment, or decree was found.	✅
Regulatory Authority Orders: Final order of a state securities commission, state banking regulator, state insurance commission, federal banking regulator, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the covered person from association with any entity regulated by such commission, authority, agency, or officer; engaging in the business of securities, insurance or banking; engaging in savings association or credit union activities; or that constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct. **Details**: No information indicating a regulatory order was found.	✅
SEC Regulated Person Orders: Order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes the covered person's registration as a broker, dealer, municipal securities dealer or investment adviser; places limitations on the activities, functions or operations of the covered person; or bars the covered person from being associated with any entity or participating in the offering of any penny stock. **Details**: No information indicating a regulated person order was found.	✅

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com

SEC Cease-and-Desist Orders: Order of the SEC that orders the covered person to cease and desist from committing or causing a violation of or future violation of any scienter-based anti-fraud provision of the federal securities laws; or Section 5 of the Securities Act. **Details**: No information indicating a SEC cease-and-desist order was found.	✅
Self-Regulatory Organization Orders: Suspension or expulsion from membership in, or suspension or bar from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principals of trade. **Details**: No information indicating a self-regulatory organization order was found.	✅
SEC Stop Orders: Participation in any registration statement or Regulation A offering statements filed with the SEC that was the subject of a refusal order, stop order, or order suspending the Regulation A exemption. **Details**: No information indicating a SEC stop order was found.	✅
USPO Orders: United States Postal Service false representation order, or any temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations. **Details**: No information indicating a USPO order was found.	✅
Other Information: Results for searches covering a Social Security Number trace, nationwide arrests, federal and county criminal records, sex offender registry, other civil litigation, bankruptcy records, and international watch lists. This information does not impact the ability to undertake any particular securities offering. **Details:** No derogatory other information was found.	✅

Important information: Bad Actor Report by CrowdCheck is provided as a tool to help securities issuers and intermediaries establish that they have conducted "reasonable care" to discover whether any covered persons involved in the offering trigger any of the "Bad Actor" disqualifications that prevent the issuer from conducting certain securities offerings or require disclosure. While the search conducted by CrowdCheck is robust, CrowdCheck does not guarantee that the search will identify all disqualifying events. A more complete search would only be possible with expensive in-person investigation, and would be affected by the locations in which the subject person had lived. Additionally, false positives may occur due to similarity in names of individuals that will require further efforts on the part of the issuer and intermediary. CrowdCheck only checks persons that are identified to it as "covered persons" and is not responsible for establishing whether any given individual is a "covered person." The results of the Bad Actor Report do not constitute legal advice or investment advice of any kind. By using the Bad Actor Report by CrowdCheck, you agree to hold CrowdCheck harmless from any and all claims, responsibility, or liability that may result from the information provided by Bad Actor Report.

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com

badactorreport

1. Name of covered person: Scott Malvich
2. Date: February 9, 2022

This Bad Actor Report summarizes the results obtained from a search of court, regulatory, and agency records that cover each of the enumerated events that would trigger disqualification from offering securities under the claimed exemption from registration, or require disclosure.

Summary: Our investigation revealed that Scott Malvich is likely: **Not disqualified**	✅
Criminal Convictions: Felony or misdemeanor conviction in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a criminal conviction was found.	✅
Civil Orders, Judgments, and Decrees: Order, judgment or decree of any court of competent jurisdiction that restrains or enjoins a the covered person from engaging or continuing to engage in any conduct or practice in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a civil order, judgment, or decree was found.	✅
Regulatory Authority Orders: Final order of a state securities commission, state banking regulator, state insurance commission, federal banking regulator, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the covered person from association with any entity regulated by such commission, authority, agency, or officer; engaging in the business of securities, insurance or banking; engaging in savings association or credit union activities; or that constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct. **Details**: No information indicating a regulatory order was found.	✅
SEC Regulated Person Orders: Order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes the covered person's registration as a broker, dealer, municipal securities dealer or investment adviser; places limitations on the activities, functions or operations of the covered person; or bars the covered person from being associated with any entity or participating in the offering of any penny stock. **Details**: No information indicating a regulated person order was found.	✅

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com

SEC Cease-and-Desist Orders: Order of the SEC that orders the covered person to cease and desist from committing or causing a violation of or future violation of any scienter-based anti-fraud provision of the federal securities laws; or Section 5 of the Securities Act. **Details**: No information indicating a SEC cease-and-desist order was found.	✅
Self-Regulatory Organization Orders: Suspension or expulsion from membership in, or suspension or bar from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principals of trade. **Details**: No information indicating a self-regulatory organization order was found.	✅
SEC Stop Orders: Participation in any registration statement or Regulation A offering statements filed with the SEC that was the subject of a refusal order, stop order, or order suspending the Regulation A exemption. **Details**: No information indicating a SEC stop order was found.	✅
USPO Orders: United States Postal Service false representation order, or any temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations. **Details**: No information indicating a USPO order was found.	✅
Other Information: Results for searches covering a Social Security Number trace, nationwide arrests, federal and county criminal records, sex offender registry, other civil litigation, bankruptcy records, and international watch lists. This information does not impact the ability to undertake any particular securities offering. **Details:** No derogatory other information was found.	✅

Important information: Bad Actor Report by CrowdCheck is provided as a tool to help securities issuers and intermediaries establish that they have conducted "reasonable care" to discover whether any covered persons involved in the offering trigger any of the "Bad Actor" disqualifications that prevent the issuer from conducting certain securities offerings or require disclosure. While the search conducted by CrowdCheck is robust, CrowdCheck does not guarantee that the search will identify all disqualifying events. A more complete search would only be possible with expensive in-person investigation, and would be affected by the locations in which the subject person had lived. Additionally, false positives may occur due to similarity in names of individuals that will require further efforts on the part of the issuer and intermediary. CrowdCheck only checks persons that are identified to it as "covered persons" and is not responsible for establishing whether any given individual is a "covered person." The results of the Bad Actor Report do not constitute legal advice or investment advice of any kind. By using the Bad Actor Report by CrowdCheck, you agree to hold CrowdCheck harmless from any and all claims, responsibility, or liability that may result from the information provided by Bad Actor Report.

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com